Jefferson Pilot Financial 2001 Summary Annual Report

02030916

AR/S *Jefferson Pilot Corp

PE 12/31/01

REC'D S.E.C.
APR 1 2002

PREMIER PARTNERING... DELIVERING RESULTS!



PROCESSED
MAY 0 9 2002
THOMSON
FINANCIAL

2001 Summary Annual Report

JPF strives to be the partner of choice...

Contents

2 Business Overview

3 Letter to Shareholders

8 Premier Partnering

12 Condensed Consolidated Financial Statements

13 Report of Independent Auditors on Condensed Consolidated Financial Statements

14 Directors and Officers

16 Shareholder Information

for high-performance advisors...

in specific markets...

we seek strong relationships...

by providing a superior product portfolio...

distinctive value-added marketing...

superior service...

and rewards for productivity and loyalty...

JEFFERSON PILOT FINANCIAL

Financial Highlights

(In Millions Except Share Information)

	2001	2000	% Change
Income per common share:			
Income before realized investment gains	$ 3.09	$ 2.88	7.3
Net Income	$ 3.38	$ 3.31	2.1
Income per common share – assuming dilution:			
Income before realized investment gains	$ 3.06	$ 2.86	7.0
Net income	$ 3.34	$ 3.28	1.8
Cash dividends paid per common share	$ 1.07	$ 0.96	11.5
Stockholders' equity per common share	$ 22.61	$ 20.47	10.5
Stockholders' equity per common share excluding the effect of FAS 115	$ 19.84	$ 18.24	8.8
Income before realized investment gains	$ 469	$ 445	5.4
Net income available to common stockholders	$ 513	$ 512	0.1
Reportable segment results:			
Individual products	$ 295	$ 287	2.5
Annuity and investment products	76	78	(1.9)
Benefit Partners	44	33	36.3
Communications	34	41	(18.6)
Corporate and other	20	6	224.9
Total reportable segment results	469	445	5.4
Total realized investment gains, net of tax	44	67	(34.7)
Net income available to common stockholders	$ 513	$ 512	0.1
Assets	$28,996	$27,321	
Stockholders' equity	$ 3,391	$ 3,159	
Shares outstanding at year end (thousands)	150,007	154,306	
Operating return on average adjusted equity*	16.2%	16.8%	

**Average equity less average unrealized investment gains*

2001 Reportable Segment Results

- Individual Products 63%
- Annuity and Investment Products 16%
- Benefit Partners 10%
- Communications 7%
- Corporate and Other 4%



Jefferson Pilot's Businesses at a Glance

Individual Products

Major Products
Universal Life Insurance
Variable Universal Life
Term Life Insurance

Distribution
Independent General Agents
Independent National Account Marketing Firms
Agency Building General Agents
District Agency Network
Jefferson Pilot Securities Corporation
Banks
Strategic Alliances



Individual Products Segment Income
$300 Million
1997
1998
1999
2000
2001

Annuity and Investment Products

Major Products
Single Premium & Flexible Premium Deferred Annuities
Immediate Annuities
Equity Indexed Annuities
Variable Annuities
Mutual Funds
Asset Management Programs

Distribution
Banks
Annuity Marketing Organizations
Independent National Account Marketing Firms
Agency Building General Agents
Independent General Agents
Jefferson Pilot Securities Corporation



Annuity and Investment Products Segment Income
$80 Million
1997
1998
1999
2000
2001

Benefit Partners

Major Products
Group Term Life Insurance
Group Disability Income Insurance
Group Dental Insurance

Distribution
Regional group offices throughout the U.S., marketing to employee benefit brokers, third-party administrators, and employee benefit firms



Benefit Partners Segment Income
$45 Million
1997
1998
1999
2000
2001

Communications

Radio (17 Stations) — Atlanta, Charlotte, Denver, Miami, San Diego

Television (3 Stations) — Charleston (SC), Charlotte, Richmond

Sports Production and Syndication — ACC and SEC Basketball and Football



Communications Broadcast Cash Flow
$90 Million
1997
1998
1999
2000
2001

To Our Shareholders



We are now a full year into the implementation of Premier Partnering, and it's delivering results. Premier Partnering is improving virtually every facet of our organization and performance, and making a strong Jefferson Pilot even stronger. As you read this report, I hope you will share the sense of excitement we feel about Jefferson Pilot's potential as we continue to develop Premier Partnering.

Growth in 2001

Annualized new premium sales of life insurance products grew almost 20 percent excluding large-case single premium BOLI business. Sales of annuities grew more than ten percent overall, even with a decline in variable annuity sales. Growth of earnings per share before realized investment gains of seven percent was below both our historical trend and our goal of ten percent annual growth, though it was good in view of the challenges presented by the economy in 2001. Jefferson Pilot felt the effect of the nation's recession in our communications business, and our life insurance and annuity and investment products businesses experienced some earnings pressure, including the adverse effect of the September 11 terrorist attack. For the year, our earnings per share before realized investment gains increased to $3.06 from $2.86 in 2000. Net income per share including realized investment gains increased to $3.34 from $3.28. Cash dividends paid per share increased more than 11 percent.

Exceptional Growth for the Long Term

As always, our primary focus is on delivering performance for our shareholders that's consistent and reliable over the long term. And, while we are not immune to external economic trends, we've been successful. The year 2001 capped a five-year record of progress in which we take pride:

- Earnings per share before realized investment gains have grown every year, at a compound rate of almost 14 percent;
- Net income per share including realized investment gains has increased every year, at a compound rate of 13 percent;

- Return on equity has been at a consistently high level – over 16 percent this year;
- Stockholders' equity per share has grown 12 percent per year;
- Cash dividends per share have been raised each year, growing at an annual rate of almost 12 percent; and
- Our share price has grown at a compound annual rate of 13 percent, well outpacing the S&P 500 Stock Index.

Jefferson Pilot has grown through a powerful increase in internally built distribution for our life insurance and annuity products, and we've integrated four major and highly successful acquisitions that productively employed $1.9 billion of excess capital and reinforced our business strategically. We exited non-core businesses where we were not a competitive force. In its core businesses, Jefferson Pilot became an industry leader in growth and gained a reputation second to none for integrating acquisitions successfully.

A Focus on Continued Leadership through Premier Partnering

As we grew to a leading presence in the industry, however, we came to recognize that continued leadership would also mean differentiating ourselves in a proprietary way within the industry.

In last year's Summary Annual Report, we outlined our strategy to accomplish that – to set Jefferson Pilot apart as a special resource for the best life insurance producers in the nation. We named this strategy Premier Partnering. Premier Partnering grew out of our conviction that an intense focus on highly productive life agents operating in high-income markets is the key to breaking out of the slow growth pattern that characterizes the life insurance industry. In implementing Premier Partnering, however, we have accomplished more than just building ties to successful producers. The tremendous improvements throughout Jefferson Pilot's operations are hard to overstate. Product improvement, underwriting efficiency, service enhancements, and technology upgrades have flowed from Premier Partnering. We've moved many of our people into new roles, and that's brought fresh perspective and thinking to bear on many challenges and opportunities. Jefferson Pilot's officers, managers, and technical professionals have become champions and leaders for change with a "can do" approach to our business.

Income Per Common Share
before realized investment gains (diluted)


$3.06
$2.86
$2.53
$2.25
$1.85
97
98
99
00
01

As we approached the one-year anniversary of Premier Partnering, we evaluated our progress with a view toward fine-tuning. That process included an independent survey by McKinsey & Co., which gave us good marks for improvements in products, underwriting, and service, and also suggested improvements for adding value in


Net Income Per Common Share (diluted)
$2.31
$2.61
$2.95
$3.28
$3.34
97
98
99
00
01

marketing support. We are working rapidly in 2002 to enhance our technology, with a focus on functionality and ease of use by our sales partners.

We have included a more detailed review of Premier Partnering in this report, and I hope you will read it carefully to understand better what we are accomplishing.

Progress in our Core Individual Life Insurance Business

The focus in our Individual Products segment has been, and continues to be, implementation of the Premier Partnering strategy. We make strategic decisions consistently with our producers as the driving force. We are aggressively recruiting and activating high-producing agents, providing them outstanding service, and communicating more effectively with them. We have improved the competitiveness of our products, and we are providing "expert" packages of ancillary services for targeted markets.

The result of these initiatives in 2001 was a year of outstanding performance in individual life insurance sales, with records set despite a decline in the market for variable products. Jefferson Pilot's achievement of 20 percent growth in annualized new premium sales contrasts sharply with industry results, which were down three percent. The number of Premier Partners in our core distribution channels grew 12 percent.

Earnings from the Individual Products segment were modestly affected by claims arising from the September 11 terrorist attack, but nevertheless increased to $295 million from $287 million in 2000. Jefferson Pilot is an industry leader in expense management, and we will continue to emphasize and further develop that expertise to work in tandem with strong sales and efficient operations to generate earnings growth.

Good Sales Growth in Annuities

Fixed annuity sales were strong – up 17 percent – in 2001, and lapse trends improved significantly. The result was a solid increase of eight percent in our fixed annuity assets, an important determinant of future earnings potential in our Annuity and Investment Products segment. Variable annuity sales declined in response to the market's lower level of interest in products tied to stock prices. Overall, our annuity sales increased 10 percent. Investment product sales through our broker dealer – primarily mutual funds – were down 24 percent, a response also to the public's diminished appetite for stock market-related products.


Stockholders' Equity Per Common Share (excluding the effect of FAS 115)
$12.91
$14.63
$16.04
$18.24
$19.84
97
98
99
00
01


Dividends Paid Per Common Share
$.69
$.77
$.86
$.96
$1.07
97
98
99
00
01

As indicated by nearly flat earnings of $76 million for this segment in 2001, we have experienced pressure on Annuity and Investment Products margins. In addition to lower profits from our broker-dealer, Jefferson Pilot Securities Corp., fixed annuity spreads have been narrowed somewhat, as investment yields have contracted and competition in crediting rates has remained high in the industry. We are responding with updated products, including market value adjusted contracts that mitigate our risk and so permit us to pay a higher rate.

Outstanding Performance from Benefit Partners

Our Benefit Partners group life and disability business produced outstanding results in 2001. Sales of life, disability, and dental insurance products increased 25 percent, while earnings grew a remarkable 36 percent to $44 million. The loss ratio improved, and the expense ratio, driven by cost savings continuing to emerge from the Guarantee Life acquisition in 1999, also declined.

In these strong results, we are seeing tangible evidence of Benefit Partners' technologically advanced approach to selling and underwriting group insurance products. The level of automation and service that Benefit Partners offers to its distribution partners who sell group products to medium-sized businesses is a genuine competitive advantage in that it frees them from administrative chores and allows a focus on profitable sales efforts.

A Challenging Time for our Excellent Communications Properties

Jefferson-Pilot Communications Company faced a difficult economic environment in 2001. Advertising spending throughout the economy was down sharply, and our radio and television properties, as well as JP Sports, experienced lower revenues. For the year, broadcast cash flow declined to $74 million from $90 million in 2000. We remain optimistic, however, about the future of our properties. All of our radio and television stations are in superior markets with above-average potential, and our competitive position is very strong in each market.

Rather than retrench in this downturn, we are focusing on using our strength to enhance our market share, and we expect to emerge from the current business downturn in a better competitive position than ever.


Year-End Stock Price
$34.61
$50.00
$45.50
$49.83
$46.27
97
98
99
00
01

Looking to the Future

We believe that the Jefferson Pilot story continues to be an exciting one. To enhance our leadership capabilities for the future, we made important senior management changes in 2001. Ken Mlekush was named Vice Chairman of our Board, recognizing his major contribution to Jefferson Pilot over the past decade in building our marketing strength. Dennis Glass became President and Chief Operating Officer, following his role as Chief Financial Officer. Dennis also has been highly involved in the development of our life insurance and annuity businesses, and has been a key person in the development of Premier Partnering. Terry Stone has become CFO, in addition to her continuing role as President of Jefferson-Pilot Communications. She also brings a wealth of experience in the insurance industry, having led Chubb Life before its acquisition by Jefferson Pilot in 1997.

Jefferson Pilot is better positioned than it's ever been. We continue to have one of the strongest capital structures in the industry. We have capacity to make significant acquisitions, and we are continually searching for businesses that will strengthen us strategically and provide strong returns for our shareholders. We continue to view purchases of our own stock as a valuable capital management tool, and we take advantage aggressively of opportunities to buy it at especially attractive prices, as we did in 2001 when we purchased 4.4 million shares at an average cost of $42.42 per share.

Most important, we believe we are creating real value in our core life insurance business through the distribution we are building, through our low-cost product manufacturing capability, and through our industry-leading service and support systems. Jefferson Pilot's combination of financial strength and operational prowess makes us a very strong competitor in the industry, and we believe it is the key to the reliable and superior long-term performance to which we are committed.

David A. Stonecipher
Chairman and Chief Executive Officer



Kenneth C. Mlekush, David A. Stonecipher, Dennis R. Glass

PREMIER PARTNERS

Jefferson Pilot embarked in 2001 on a new growth strategy for our core individual life insurance business. That strategy, called "Premier Partnering," was defined in the following statement:

Jefferson Pilot Financial strives to be the partner of choice for high-performing financial advisors who target specific markets and demand in-depth expertise from their carriers. We seek strong relationships by providing a superior product portfolio, distinctive value-added marketing, superior service, and rewards for productivity and loyalty.

In just one short year, Premier Partnering has become more than a statement inked on paper – it has become a reality. Premier Partnering has become the primary way we conduct business. Embraced with focus and energy, it has swept through our home and field offices.

Premier Partnering is about relationships – relationships with high-performing financial advisors who place more than $125,000 in annualized life insurance premium with Jefferson Pilot. This approach evolved from the recognition that, to generate superior growth, we must form a genuine partnership with a core of strong agents who are capable of capturing the best business and placing it with Jefferson Pilot. Research showed us that of all the things Jefferson Pilot could offer these producers – including stability, financial strength, competitive compensation and products – service is paramount. Accordingly, we set out to provide superior, differentiated service to our Premier Partners, while improving service to all of our producers.

We set ambitious goals – doubling the number of Premier Partners and increasing sales by 50 percent in two years. Our people are single-minded in helping our Premier Partners succeed in their businesses so that we can reach our goals and position Jefferson Pilot for strong growth.

Establishing Deeper Relationships with Premier Partners

To help our Premier Partners succeed and accelerate the growth of our core life insurance business, we closely examined our external distribution strategies and implemented a series of initiatives aimed at deepening existing relationships and developing new, substantial relationships with top producers:



Premier Partnering has brought back the special relationship of the company with the agent by focusing on the individuality of the agent. To Jefferson Pilot, people in the field are special, and we can depend on attentive and personalized support from the home office staff. My own staff is more productive, in fact, because of the support we receive.

Sam Elkins is a Premier Partner in Columbia, SC and a 33-year JP professional in the ABGA marketing channel.

Building Strong Relationships Jefferson Pilot made a major investment in 2001 to strengthen our relationships with top producers. We nearly doubled the number of field support professionals in order to establish a true partnership with existing and new producers. This "more feet on the street" approach to relationship management is paying off in the form of higher retention of our top producers.

We also established formal communication channels to gather regular feedback from leading producers. Each Premier Partner is assigned a Jefferson Pilot "Ambassador" who serves as a home office advocate. The Ambassador program facilitates the free flow of information from our Premier Partners to senior management on a timely basis, deepens relationships, and serves as an early warning system for competitive or operational issues. In addition to the Ambassador program, we created the Premier Partner Advisory Council, comprised of more than a dozen Premier Partners from our primary distribution channels, to let senior management know how we're doing in meeting their needs.

Distinctive, Value-Added Marketing Jefferson Pilot has well-developed marketing expertise in the important areas of wealth accumulation, wealth preservation, and business planning. These markets not only provide an opportunity for Jefferson Pilot to provide distinctive, value-added support, but also account for a sizeable part of our Premier Partners' business and growth potential. We have developed and will continue to develop packages to support these markets, in addition to providing a high level of advanced sales support to our Premier Partners.

Superior Product Portfolio Jefferson Pilot has built a product team that is focused on creating a portfolio of excellent life insurance and annuity products that are aligned with targeted markets to provide solutions for our field partners. We have made it a priority, in fact, to become a market leader in the product arena by introducing new, competitive products quickly



Premier Partnering is a well-conceived and executed program. If I have a problem, a person in the home office takes ownership of it and gives me an answer within 24 hours. Things don't fall through the crack, and that's an important personal touch for a busy producer. It also makes me feel that JP is a partner in looking after the future of my clients.

David Issac, a Premier Partner in JP's General Agent channel, is based in Kokomo, Indiana

to take advantage of market opportunities, and the results have been encouraging. We introduced a new universal life product portfolio late in the first quarter of 2001 that helped us climb to fourth in the industry in universal life sales. We also enjoyed our most successful annuity product launch with the introduction of a new market value adjusted series that accounted for more than 40 percent of our record 2001 annuity sales.

Rewards for Productivity and Loyalty Competitive compensation is a requisite for any effective distribution program. To attract more Premier Partners, Jefferson Pilot revised and improved its Premier Partner benefits in 2001, including a flexible compensation plan and expanded opportunities to receive stock options. We will continue to listen to leading producers and make modifications that support our strategy.

Jefferson Pilot Associates Focused on Premier Partners

Premier Partnering would not be successful without dramatic improvements in service levels and "behind the scenes" processes. Top producers have told us consistently that quality service is one of the key factors in selecting a company as a partner, and Jefferson Pilot is committed to establishing a leading position in service. We have challenged our home office associates to seek out opportunities to provide superior service for our Premier Partners, and we have established a Premier Partner Service Unit that serves these producers exclusively.

Additionally, throughout our core life insurance and annuity business we have focused on several specific initiatives designed to create high-performance service teams in our home office:

Quality Improvements In 2001, Jefferson Pilot established a new "lean manufacturing" process to make continuous gains in quality and effectiveness. This work led to substantial improvements in many of our internal processes. For example, we reduced turnaround time for life insurance applications by half.

Results-Oriented Technology Jefferson Pilot takes a results-oriented approach to technology in our drive to become more efficient in the delivery of products and service to our Premier Partners and their clients. JPF NET, our Internet web site that serves our producers, was rated 16th out of 500 financial professional web sites in 2001 by Dalbar, Inc., the independent research firm. We also introduced online status reports for our producers so that they can track the applications they place with us, and we improved the functionality on our public web site so that policyholders can conveniently access information.

Looking ahead, Jefferson Pilot plans to make a significant investment in technology to establish a new, Web-enabled architecture to improve communications further with our Premier Partners.

Performance Culture Jefferson Pilot introduced a "performance culture" approach to managing and developing our human resources in 2001, incorporating greater compensation rewards for high-performing employees. This new environment has taken root quickly, and our field partners are reaping direct benefits from working with home office employees who are energized and motivated to serve them.



In my 32 years in this business, I've learned that clients can buy a policy from any other agent, but they buy from me because of service. My service is only as good as the company standing behind me, and at JP I find attentiveness and efficiency that create the best possible result. Premier Partnering makes me feel important to the company and appreciated.

Marc Jacoby is a Los Angeles-based Platinum Premier Partner in JP's IMO marketing channel.

A Bright Future

Our first-year results and the positive feedback we have received from our Premier Partners give us many reasons to believe that Premier Partnering is working, and we believe the benefits of Premier Partnering will be significant for Jefferson Pilot shareholders.



Condensed Consolidated Balance Sheets

Jefferson-Pilot Corporation and Subsidiaries

(Dollar Amounts in Millions Except Share Information)	December 31 2001	2000
Assets		
Investments:		
Debt securities available for sale, at fair value (amortized cost 2001 – $13,904; 2000 – $12,919)	**$14,128**	$12,978
Debt securities held to maturity, at amortized cost (fair value 2001 – $3,378; 2000 – $3,134)	**3,339**	3,130
Equity securities available for sale, at fair value (cost 2001 – $29; 2000 – $64)	**511**	551
Mortgage loans on real estate	**3,094**	2,771
Policy loans	**911**	923
Real estate	**132**	135
Other investments	**20**	11
Total investments	**22,135**	20,499
Cash and cash equivalents	**139**	26
Accrued investment income	**281**	272
Due from reinsurers	**1,433**	1,450
Deferred policy acquisition costs and value of business acquired	**2,070**	1,959
Goodwill	**312**	323
Assets held in separate accounts	**2,148**	2,311
Other assets	**478**	481
	$28,996	$27,321
Liabilities and Stockholders' Equity		
Policy liabilities:		
Future policy benefits	**$ 2,565**	$ 2,655
Policyholder contract deposits	**18,017**	16,555
Dividend accumulations and other policyholder funds on deposit	**250**	191
Policy and contract claims	**181**	176
Other	**486**	388
Total policy liabilities	**21,499**	19,965
Debt:		
Commercial paper and revolving credit borrowings	**297**	405
Exchangeable Securities and other debt	**150**	139
Securities sold under repurchase agreements	**292**	397
Currently payable income taxes	**24**	60
Deferred income tax liabilities	**291**	212
Liabilities related to separate accounts	**2,148**	2,311
Accounts payable, accruals and other liabilities	**604**	373
Total liabilities	**25,305**	23,862
Commitments and contingent liabilities		
Guaranteed preferred beneficial interest in subordinated debentures ("Capital Securities")	**300**	300
Stockholders' equity:		
Common stock and paid in capital, par value $1.25 per share: authorized 350,000,000 shares; issued and outstanding 2001 – 150,006,582 shares; 2000 – 154,305,846 shares	**188**	131
Retained earnings	**2,789**	2,683
Accumulated other comprehensive income – net unrealized gains on securities	**414**	345
	3,391	3,159
	$28,996	$27,321

Condensed Consolidated Statements of Income

Jefferson-Pilot Corporation and Subsidiaries

	Year Ended December 31		
(Dollar Amounts in Millions Except Share Information)	**2001**	2000	1999
Revenue			
Premiums and other considerations	**$1,424**	$ 1,365	$ 903
Net investment income	**1,533**	1,430	1,272
Realized investment gains	**66**	102	101
Communications sales	**196**	210	204
Other	**111**	131	81
Total revenues	**3,330**	3,238	2,561
Benefits and Expenses			
Insurance and annuity benefits	**1,796**	1,660	1,208
Insurance commissions, net of deferrals	**132**	134	93
General and administrative expenses, net of deferrals	**171**	180	131
Insurance taxes, licenses and fees	**71**	68	58
Amortization of policy acquisition costs and value of business acquired	**237**	261	200
Communications operations	**123**	121	120
Total benefits and expenses	**2,530**	2,424	1,810
Income before income taxes	**800**	814	751
Income taxes	**263**	277	256
Net income, before cumulative effect of change in accounting principles	**537**	537	495
Dividends on Capital Securities	**(25)**	(25)	(25)
Cumulative effect of change in accounting for derivative instruments, net of income taxes	**1**	–	–
Net income available to common stockholders	**$ 513**	$ 512	$ 470
Net income per share available to common stockholders before cumulative effect of change in accounting principles	**$ 3.37**	$ 3.31	$ 2.97
Cumulative effect of change in accounting for derivative instruments, net of income taxes, per share	**0.01**	–	–
Net income per share available to common stockholders	**$ 3.38**	$ 3.31	$ 2.97
Net income per share available to common stockholders – assuming dilution	**$ 3.34**	$ 3.28	$ 2.95

Report of Independent Auditors on Condensed Consolidated Financial Statements

To the Board of Directors and Stockholders
Jefferson-Pilot Corporation, Greensboro, North Carolina

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of Jefferson-Pilot Corporation and subsidiaries at December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001 (not presented separately herein) and in our report dated February 4, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

As discussed in Note 2 to the financial statements, in 2001 the Company changed its method of accounting for derivative financial instruments.

Greensboro, North Carolina
February 4, 2002

Ernst + Young LLP

Directors and Officers

Jefferson-Pilot Corporation

DIRECTORS

Edwin B. Borden
President and Chief Executive Officer
The Borden Manufacturing Company
Goldsboro, North Carolina

Dr. William H. Cunningham
Professor
The University of Texas at Austin
Austin, Texas

Robert G. Greer
Chairman of the Board
Bank of Tanglewood, N. A.
Houston, Texas

George W. Henderson, III
Chairman and Chief Executive Officer
Burlington Industries, Inc.
Greensboro, North Carolina

Elizabeth Valk Long
Former Executive Vice President of Time, Inc.
and Former President of Time Magazine
Tequesta, Florida

E. S. Melvin
President and Chief Executive Officer
The Joseph M. Bryan Foundation of Greater Greensboro, Inc.
Greensboro, North Carolina

Kenneth C. Mlekush
Vice Chairman of the Board of the Corporation
President - Life Companies
Greensboro, North Carolina

William Porter Payne
Partner
Gleacher Partners LLC
Atlanta, Georgia

Patrick S. Pittard
Former Chairman, President and Chief Executive Officer
Heidrick & Struggles International, Inc.
Atlanta, Georgia

Donald S. Russell, Jr.
Attorney
Columbia, South Carolina

David A. Stonecipher
Chairman of the Board and
Chief Executive Officer of the Corporation
and of the principal life insurance subsidiaries
Greensboro, North Carolina

OFFICERS

David A. Stonecipher*
Chairman of the Board and Chief Executive Officer

Kenneth C. Mlekush*
Vice Chairman of the Board
and President – Life Companies

Dennis R. Glass*
President and Chief Operating Officer

Robert D. Bates*
Executive Vice President
and President – Benefit Partners

Theresa M. Stone*
Chief Financial Officer
and President of Jefferson-Pilot Communications Company

John D. Hopkins*
Executive Vice President and General Counsel

Reggie D. Adamson
Senior Vice President – Finance and Customer Services

Charles C. Cornelio
Senior Vice President – IT/New Business

C. Phillip Elam, II
Senior Vice President and Corporate Actuary

John C. Ingram
Senior Vice President and Chief Investment Officer

Mark E. Konen
Senior Vice President – Product Development, M&A

Hoyt J. Phillips
Senior Vice President – Human Resources

Richard T. Stange
Senior Vice President and Deputy General Counsel

John T. Still, III
Senior Vice President – Corporate Development

Dean F. Chatlain
Vice President and Tax Counsel

Paul E. Mason
Vice President – Corporate Affairs

Gary L. McGuirk
Vice President – Internal Auditing

Robert A. Reed
Vice President, Secretary and Associate General Counsel

** Management Committee*

Management Committee



Left to right: Robert D. Bates, Dennis R. Glass, Kenneth C. Mlekush, David A Stonecipher, John D. Hopkins, Theresa M. Stone

Shareholder Information

Executive Office

Jefferson-Pilot Corporation
100 North Greene Street (27401)
P.O. Box 21008
Greensboro, North Carolina 27420
(336) 691-3000

Auditors

Ernst & Young LLP
Suite 200
202 Centre Port Drive
Greensboro, North Carolina 27409

Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Jefferson-Pilot Corporation will be held on the 4th Floor of the Jefferson-Pilot Building at 100 North Greene Street, Greensboro, North Carolina, at 10:00 a.m., Eastern Daylight Time, on May 6, 2002.

Listing

Shares of Jefferson-Pilot Corporation are traded on the New York Stock Exchange under the symbol JP.

Transfer Agent and Registrar

First Union National Bank
Corporate Trust - Equity Services Group
1525 West W. T. Harris Blvd., 3C3
Charlotte, North Carolina 28288-1153
Telephone (800) 829-8432
Fax (704) 590-7618

Shareholder Services

Jefferson-Pilot offers a Dividend Reinvestment Plan that includes a commission-free purchase option. We also offer a direct deposit option for cash dividends. Information about these services may be obtained by writing or calling First Union National Bank as noted above.

Shareholder Inquiries

Registered shareholders should direct questions concerning stock transfers, lost certificates, changes of address, and dividend payments to the Transfer Agent.

Inquiries concerning the Corporation or its operations should be directed to Investor Relations – (336) 691-3379 or 691-3382 or you may contact us by e-mail: **investor.relations@jpfinancial.com**

The Corporation's Form 10-K as filed with the Securities and Exchange Commission will be provided without charge. Requests should be addressed to:

Investor Relations, Jefferson-Pilot Corporation
P.O. Box 21008, Greensboro, North Carolina 27420
Telephone (336) 691-3379
Fax (336) 691-3283

Jefferson-Pilot maintains a home page on the World Wide Web at **www.jpfinancial.com**

IMSA
INSURANCE MARKETPLACE STANDARDS ASSOCIATION®

Jefferson Pilot Financial 2001 Financial Supplement

RECD S.E.C.
APR 1 2002

PREMIER PARTNERING... DELIVERING RESULTS!



Jefferson-Pilot Corporation

2001 Financial Supplement
to
Summary Annual Report

Summary of Selected Financial Data	1
Revenue and Net Income by Sources	2
Common Stock Trading History	2
Management's Presentation of Quarterly Financial Data (Unaudited)	3
Supplemental Information	4
Management's Discussion and Analysis of Financial Condition and Results of Operations	5
Independent Auditor's Report	25
Consolidated Financial Statements and Notes	26

JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

SUMMARY OF SELECTED FINANCIAL DATA

	2001	2000	1999	1998	1997
	(In Millions Except Share and Per Share Information)				
Total reportable segment results before gain from sales of investments and cumulative effect of change in accounting principle	$ 468	$ 445	$ 405	$ 360	$ 297
Gain from sales of investments, net of taxes	44	67	65	58	73
Cumulative effect of change in accounting for derivative instruments, net of taxes	1	—	—	—	—
Net income available to common stockholders	$ 513	$ 512	$ 470	$ 418	$ 370
Income per share of common stock:					
Total reportable segment results before gain from sales of investments and cumulative effect of change in accounting principle	$ 3.08	$ 2.88	$ 2.56	$ 2.26	$ 1.87
Gain from sales of investments, net of taxes	0.29	0.43	0.41	0.37	0.46
Cumulative effect of change in accounting for derivative instruments, net of taxes	0.01	—	—	—	—
Net income available to common stockholders	$ 3.38	$ 3.31	$ 2.97	$ 2.63	$ 2.33
Income per share of common stock — assuming dilution:					
Total reportable segment results	$ 3.09	$ 2.86	$ 2.53	$ 2.25	$ 1.85
Net income available to common stockholders	$ 3.34	$ 3.28	$ 2.95	$ 2.61	$ 2.31
Cash dividends paid on common stock	$ 166	$ 152	$ 138	$ 122	$ 110
Cash dividends paid per common share:					
First quarter	$ 0.25	$ 0.22	$ 0.20	$ 0.18	$ 0.16
Second quarter	0.28	0.25	0.22	0.20	0.18
Third quarter	0.28	0.25	0.22	0.20	0.18
Fourth quarter	0.28	0.25	0.22	0.20	0.18
Total	$ 1.07	$ 0.96	$ 0.86	$ 0.77	$ 0.69
Average common shares outstanding (thousands)	151,915	154,576	157,725	159,201	159,325
Total assets	$ 28,996	$ 27,321	$ 26,446	$ 24,338	$ 23,131
Debt, capital securities and mandatorily redeemable preferred stock	$ 747	$ 843	$ 951	$ 919	$ 969
Stockholders' equity	$ 3,391	$ 3,159	$ 2,753	$ 3,052	$ 2,732
Stockholders' equity per share of common stock	$ 22.61	$ 20.47	$ 17.75	$ 19.21	$ 17.13

Note: All share information has been restated to reflect April 2001 and April 1998 3-for-2 stock splits, effected in the form of dividends. Cash dividends per share may not add due to rounding related to the splits.

JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

REVENUE BY SOURCES

	2001	2000	1999	1998	1997
Individual products	$1,721	$1,684	$1,468	$1,424	$1,225
Annuities and investment products	647	629	511	506	499
Benefit partners	602	537	164	313	473
Communications	195	206	200	195	190
Corporate and other	99	80	117	79	80
Revenues before investment gains and cumulative effect of change in accounting principle	3,264	3,136	2,460	2,517	2,467
Realized investment gains	66	102	101	93	111
Cumulative effect of change in accounting for derivative instruments (1)	2	—	—	—	—
Total Revenues	$3,332	$3,238	$2,561	$2,610	$2,578

NET INCOME BY SOURCES

	2001	2000	1999	1998	1997
Individual products	$295	$287	$242	$221	$184
Annuities and investment products	75	78	67	71	63
Benefit partners	44	33	25	24	10
Communications	34	41	38	32	28
Corporate and other	20	6	33	12	12
Net income before investment gains and cumulative effect of change in accounting principle	468	445	405	360	297
Realized investment gains, net of taxes	44	67	65	58	73
Cumulative effect of change in accounting for derivative instruments, net of taxes (1)	1	—	—	—	—
Net Income Available to Common Stockholders	$513	$512	$470	$418	$370

(1) Effective January 1, 2001, the Company adopted SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*", as amended.

COMMON STOCK TRADING HISTORY

High and Low Prices by Quarters

	2001		2000		1999		1998		1997	
	High	Low	High	Low	High	Low	High	Low	High	Low
First Quarter	49.67	41.00	45.42	33.25	51.58	44.04	40.06	32.44	27.33	24.17
Second Quarter	49.25	44.07	46.46	36.88	47.50	42.42	41.42	36.58	31.61	22.89
Third Quarter	49.00	38.00	47.21	37.83	50.42	41.00	42.71	36.71	35.67	29.92
Fourth Quarter	46.90	41.15	50.58	39.33	53.08	40.79	52.25	36.92	38.56	32.17

JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

MANAGEMENT'S PRESENTATION OF QUARTERLY FINANCIAL DATA (UNAUDITED)

	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
	(In Millions Except Share Information)			
Revenues, excluding realized investment gains	$ 797	$ 799	$ 821	$ 847
Realized investment gains (losses)	57	30	24	(45)
Revenues	854	829	845	802
Benefits and expenses	625	616	636	653
Provision for income taxes	76	72	70	45
Net income before dividends on Capital Securities and cumulative effect of change in accounting principle	153	141	139	104
Dividends on Capital Securities	(6)	(6)	(6)	(7)
Cumulative effect of change in accounting for derivative instruments, net of income taxes (1)	1	—	—	—
Net income available to common stockholders	$ 148	$ 135	$ 133	$ 97
Per share of common stock	$0.97	$0.88	$0.88	$0.65
Per share of common stock — assuming dilution	$0.96	$0.87	$0.87	$0.64
Reportable segment results per common share	$0.73	$0.75	$0.78	$0.83

	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000
	(In Millions Except Share Information)			
Revenues, excluding realized investment gains	$ 772	$ 772	$ 781	$ 811
Realized investment gains (losses)	48	31	26	(3)
Revenues	820	803	807	808
Benefits and expenses	599	595	604	626
Provision for income taxes	76	72	68	61
Net income	145	136	135	121
Dividends on Capital Securities	(6)	(6)	(6)	(7)
Net income available to common stockholders	$ 139	$ 130	$ 129	$ 114
Per share of common stock	$0.90	$0.84	$0.84	$0.73
Per share of common stock — assuming dilution	$0.89	$0.83	$0.83	$0.73
Reportable segment results per common share	$0.69	$0.71	$0.73	$0.75

(1) Effective January 1, 2001, the Company adopted SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*", as amended.

JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION

	2001	2000	1999	1998	1997
			(In Millions)		
Life Insurance In Force (Excludes Annuities):					
Traditional	$ 41,185	$ 43,083	$ 46,997	$ 38,928	$ 42,648
Universal Life	89,054	89,741	93,407	85,649	84,721
Variable Universal Life	28,650	23,884	17,944	14,569	11,099
Benefit Partners	53,763	61,812	55,877	24,415	24,359
Total Life Insurance In Force	$212,652	$218,520	$214,225	$163,561	$162,827
Life Premiums on a FAS 60 Basis:					
First Year Life (Note)	$ 918	$ 517	$ 605	$ 575	$ 418
Renewal and Other Life	1,061	1,062	931	934	822
Life Insurance	1,979	1,579	1,536	1,509	1,240
Accident and Health, Including Premium Equivalents	382	351	144	422	612
Total Life Insurance Premiums	$ 2,361	$ 1,930	$ 1,680	$ 1,931	$ 1,852
Life Earnings by Product:					
Individual	$ 295	$ 287	$ 242	$ 221	$ 184
Benefit Partners	44	33	25	24	10
Total Life Earnings	$ 339	$ 320	$ 267	$ 245	$ 194
Annuity Premiums on a FAS 60 Basis:					
Fixed Annuity	$ 1,497	$ 1,273	$ 858	$ 376	$ 596
Variable Annuity (including separate accounts)	59	127	140	142	103
Total Annuity Premiums	$ 1,556	$ 1,400	$ 998	$ 518	$ 699
Investment Product Sales	$ 2,803	$ 3,677	$ 2,361	$ 1,816	$ 1,110
Communications Broadcast Cash Flow	$ 74	$ 90	$ 85	$ 76	$ 65

Note: First year life premiums include single premiums.

JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations for the three years ended December 31, 2001, analyzes the results of operations, consolidated financial condition, liquidity and capital resources of Jefferson-Pilot Corporation and consolidated subsidiaries. The discussion should be read in conjunction with the Consolidated Financial Statements and Notes. All dollar amounts are in millions except per share amounts. All references to Notes are to Notes to the Consolidated Financial Statements. Prior share amounts and earnings per share have been restated to give retroactive effect to the Company's 50% stock dividend, which was effective in April 2001.

Company Profile

We have five reportable segments: Individual Products, Annuity and Investment Products (AIP), Benefit Partners, Communications, and Corporate and Other.

Within our Individual Products segment, we offer a wide array of individual life insurance products including variable life insurance. AIP offers both fixed and variable annuities, as well as other investment products marketed through Jefferson Pilot Securities Corporation, a registered broker/dealer (with related entities, JPSC). Benefit Partners offers group non-medical products such as term life, disability and dental insurance to the employer marketplace. We market these insurance and investment products to individuals and businesses in the United States. At December 31, 2001, our principal life insurance subsidiaries were Jefferson-Pilot Life Insurance Company (JP Life), and Jefferson Pilot Financial Insurance Company (JPFIC) and its subsidiary Jefferson Pilot LifeAmerica Insurance Company (JPLA) (collectively JP Financial).

Our subsidiary, Jefferson-Pilot Communications Company (JPCC), and its subsidiaries conduct communications operations consisting of radio and television broadcasting operations located in strategically selected markets in the Southeastern and Western United States, and sports program production.

Corporate and Other contains the activities of the parent company and passive investment affiliates, surplus of the life insurance subsidiaries not allocated to other reportable segments, financing expenses on Corporate debt, strategic initiatives designed to benefit the entire company, and federal and state income taxes not otherwise allocated to business segments. We include realized gains and losses on investments in the Corporate segment.

We have expanded through acquisitions in prior years. Our most recent acquisition was Guarantee Life Insurance Company (Guarantee) which we acquired in late 1999. Our acquisition strategy is designed to enhance core business growth and deploy excess capital. The focus is to increase distribution, add products, add technology and provide economies of scale.

Excluding realized gains and losses, our 2001 revenues were derived 52.7% from Individual Products, 19.9% from AIP, 18.4% from Benefit Partners, 6.0% from Communications, and 3.0% from Corporate and Other.

As a result of strategic studies in 1999, we adopted a refined marketing strategy called Premier Partnering. Strategic initiatives include a higher level of marketing support and improved service for more productive agents, tailoring specific products and marketing programs, and implementation of "lean manufacturing" to improve quality and reliability throughout our marketing and service processes. We are experiencing growth in life sales and an increase in the number of agents who qualify as Premier Partners as a result of acceptance in the marketplace of this strategy.

Critical Accounting Policies

We prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations and require that we apply significant judgment; as a result they are subject to an inherent degree of uncertainty. In applying those accounting policies, we use our judgment to determine the appropriate assumptions in the determination of certain estimates. On an on-going basis, we evaluate our estimates and judgments based upon historical experience and various other information that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following are our critical accounting policies because they involve the more significant judgments and estimates we use in preparing our financial statements.

Deferred acquisition costs (DAC) and value of business acquired (VOBA) reflect our expectations about the future experience of the business in force. Some of the assumptions regarding future experience that can affect the carrying value of DAC and VOBA balances include mortality, interest spreads and policy lapse rates. Significant changes in these assumptions can impact the carrying balance of DAC and VOBA and therefore, produce changes which must be reflected in earnings. See Financial Position, Capital Resources and Liquidity for further discussion of these items including a sensitivity analysis.

We have amortized goodwill, representing the cost of prior acquisitions over the value of the net assets received, through 2001 in a systematic fashion over periods ranging from 30 to 35 years. Effective January 1, 2002, we adopted a new accounting standard which eliminates systematic amortization of goodwill and requires that we test the remaining balance for impairment on at least an annual basis. As part of the adoption of the new accounting standard, we must use judgment in both the allocation of goodwill to our reporting units and the calculation of their fair value. Based upon our preliminary estimates, we do not expect to recognize a significant impairment as we adopt this new standard.

Our investments in debt securities include both publicly-traded and privately-placed securities. We obtain values for actively traded securities from established external pricing services. For infrequently traded securities and private placements, we utilize an internal pricing model. This model requires us to make judgments related to the security's credit quality, liquidity and credit spread. We evaluate securities that have experienced declines in fair value to determine if the decline is other than temporary. To do this we evaluate the probability of collecting scheduled payments, and we monitor other external factors that could affect the security's issuer such as litigation, bankruptcy proceedings or regulatory changes.

We are involved in legal and administrative proceedings and claims of various types, some of which include claims for punitive damages. In recent years, the life insurance industry has experienced increased litigation in which large jury awards including punitive damages or settlements in lieu of litigation have occurred. Because of the considerable uncertainties that exist, we cannot predict the outcome of pending or future litigation with certainty. In general, we have accrued only the costs of defense because we cannot reasonably estimate the risk or any potential range of possible loss. Based on consultation with our legal advisors, we believe that resolution of pending legal proceedings will not have a material adverse effect on our financial position or liquidity but could have a material adverse effect on the results of operations for a specific period.

Results of Operations

In the following discussion, "reportable segment results" and "total reportable segment results" include all elements of net income available to common stockholders except realized investment gains. Realized investment gains are gains and losses on sales and writedowns of investments, net of related income taxes. We include realized investment gains in the Corporate and Other segment. We use reportable segment results in assessing the performance of our business segments and believe that reportable segment results are relevant and useful information. We may realize investment gains in our sole discretion from our Available for Sale equity and bond portfolios. Reportable segment results as described above may not be comparable to similarly titled measures reported by other companies.

The following tables illustrate our results before and after the inclusion of realized investment gains:

	2001	2000	1999
Consolidated Summary of Income			
Total reportable segment results	$469.1(a)	$445.2	$404.0
Realized investment gains (net of applicable income taxes)	43.7	66.9	65.5
Net income available to common stockholders	$512.8	$512.1	$469.5
Consolidated Earnings Per Share			
Basic:			
Total reportable segment results	$ 3.09(b)	$ 2.88	$ 2.56
Realized investment gains (net of applicable income taxes)	0.29	0.43	0.41
Net income available to common stockholders	$ 3.38	$ 3.31	$ 2.97
Fully-diluted:			
Total reportable segment results	$ 3.06	$ 2.86	$ 2.53
Realized investment gains (net of applicable income taxes)	0.28	0.42	0.42
Net income available to common stockholders	$ 3.34	$ 3.28	$ 2.95

(a) Includes $1.5 relating to the cumulative effect of change in accounting for derivatives.

(b) Includes $0.01 per share of income relating to cumulative effect of change in accounting for derivatives.

	2001	2000	1999
Average number of shares outstanding	151,914,983	154,575,633	157,725,164
Average number of shares outstanding — assuming dilution	153,411,170	155,921,435	159,348,624

Net income available to common stockholders increased 0.1% in 2001 and 9.1% in 2000 with the 2001 results reflecting lower realized investment gains and the other factors described below. Total reportable segment results increased 5.4% in 2001 and 10.2% in 2000, due to increased profitability in the Individual Products, Benefit Partners and Corporate and Other segments. The increase in 2000 reflected the deployment of corporate capital into the more profitable Individual Products, AIP and Benefit Partners segments primarily through the acquisition of Guarantee. AIP decreased 1.9% in 2001 reflecting a decline in JPSC earnings and increased competition for fixed annuity products. Communications segment results decreased 18.7% due to a weak advertising market throughout 2001. Net realized investment gains decreased 34.7% in 2001 reflecting bond losses and writedowns, partially offset by gains from sales of equities, and increased 2.1% in 2000.

Total reportable segment results per share, including the cumulative effect of the change in accounting for derivatives, increased 7.3% in 2001 and 12.5% in 2000, reflecting the increase in core business earnings and share repurchases in 2001 and 2000. Net income available to common stockholders per share increased 2.1% in 2001 and 11.4% in 2000 and net income available to common stockholders per share assuming dilution increased 1.8% in 2001 and 11.2% in 2000 for the same reasons as well as lower realized investment gains in 2001. Due to share repurchases, net of stock option and incentive plan issuances, the average number of diluted shares outstanding decreased 1.6% to 153 million shares in 2001 and 2.2% to 156 million shares in 2000.

Results by Business Segment

We assess profitability by business segment and measure other operating statistics as detailed in the separate segment discussions that follow. Sales are one of the statistics we use to track performance. Because of the nature of our sales, which are primarily long-duration contracts in the Individual Products and AIP segments, sales in a given quarter do not have a material impact on operating results and therefore are not considered to be material information. However, trends relating to new product sales over a longer period of time may be an indicator of future growth and profitability.

We determine reportable segments in a manner consistent with the way we organize for purposes of making operating decisions and assessing performance. We assign invested assets backing insurance liabilities to segments in relation to policyholder funds and reserves. We assign net DAC and VOBA, reinsurance receivables and communications assets to the respective segments where those assets originate. We also assign invested assets to back capital allocated to each segment in relation to our philosophy for managing business risks, reflecting appropriate conservatism. We assign the remainder of invested and other assets to the Corporate and Other segment.

Results by Reportable Segment

	2001	2000	1999
Individual Products	$294.5	$287.3	$242.3
AIP	76.4(a)	77.9	67.0
Benefit Partners	44.5	32.6	24.5
Communications	33.5	41.2	37.6
Corporate and Other	20.2	6.2	32.6
Total reportable segment results	469.1	445.2	404.0
Net realized investment gains	43.7	66.9	65.5
Net income available to common stockholders	$512.8	$512.1	$469.5

(a) Includes $1.5 relating to the cumulative effect of change in accounting for derivatives.

Segment Assets

	2001	2000
Individual Products	$16,115	$15,239
AIP	8,740	7,784
Benefit Partners	791	739
Communications	202	211
Corporate and Other	3,148	3,348
Total assets	$28,996	$27,321

We discuss each reportable segment in more detail below.

Individual Products

The Individual Products segment markets individual life insurance policies through independent general agents, independent national account marketing firms, agency building general agents, home service agents, broker/dealers, banks and strategic alliances.

Individual Products include universal life (UL) and variable universal life (VUL), together referred to as UL-type products, as well as traditional life products. The operating cycle for life insurance products is long term in nature; therefore, actuarial assumptions are important to financial reporting for these products. Traditional products require the policyholder to pay scheduled premiums over the life of the coverage. We recognize traditional premium receipts as revenues and profits are expected to emerge in relation thereto. Interest-sensitive product (or UL-type product) premiums may vary over the life of the policy at the discretion of the policyholder so we do not recognize them as revenues when received. Revenues and reportable segment results on these products arise over time from mortality, expense and surrender charges to policyholder fund balances (policy charges). Additionally, we earn interest spreads on all UL-type and traditional products. Policy benefits include interest credited to policyholder fund balances and claim related costs. Reportable segment results for both traditional and UL-type products also include earnings on required capital.

Segment results were:

	2001	2000	1999	1998	1997
Life premiums and other considerations	$ 197.8	$ 211.7	$ 189.8	$ 208.3	$ 201.9
UL and investment product charges	639.6	623.7	535.8	529.4	446.3
Investment income, net of expenses	876.6	840.0	736.1	681.1	576.5
Other income	7.6	8.6	6.1	4.9	0.0
Total revenues	1,721.6	1,684.0	1,467.8	1,423.7	1,224.7
Policy benefits	982.5	939.5	796.3	786.1	686.7
Expenses	286.2	304.3	301.7	299.0	256.7
Total benefits and expenses	1,268.7	1,243.8	1,098.0	1,085.1	943.4
Reportable segment results before income taxes	452.9	440.2	369.8	338.6	281.3
Provision for income taxes	158.4	152.9	127.5	117.3	97.1
Reportable segment results	$ 294.5	$ 287.3	$ 242.3	$ 221.3	$ 184.2

Individual Products reportable segment results increased 2.5% in 2001 and 18.6% in 2000. Both years' increases reflect growth of the business in force; however, the significant 2000 increase was due primarily to the Guarantee acquisition.

The following table summarizes key information for Individual Products which we believe are our important drivers and indicators of future profitability:

	2001	2000	1999
Life insurance premium sales:			
Sales excluding large case BOLI	$ 194	$ 163	$ 171
Large case BOLI	$ 11	$ 2	$ 9
Individual traditional insurance premiums	$ 194	$ 210	$ 187
Average UL policyholder fund balances	$ 9,110	$ 8,808	$ 7,783
Average VUL separate account assets	1,333	1,383	994
	$ 10,443	$ 10,191	$ 8,777
Average face amount of insurance in force:			
Total	$157,438	$157,140	$139,460
UL-type policies	$115,582	$112,594	$101,204
Average assets	$ 15,519	$ 15,075	$ 13,122

Life insurance premium sales, excluding large case BOLI, increased 19.0% in 2001 and decreased 4.7% in 2000. The 2001 results reflected increased sales as a result of our Premier Partnering initiative and the introduction of several new UL products. Agency channels provided 71.4%, 80.6% and 73.6% of the life insurance premium sales excluding large case BOLI for each of the three years presented above. The remainder was comprised primarily of single premium products targeted principally to financial institutions. Large case BOLI sales increased significantly over 2000. Our business strategy is to respond to individual sales opportunities for large case BOLI when the market accommodates required returns. Thus, BOLI sales will vary widely between periods.

Revenues include traditional insurance premiums, policy charges, and net investment income. Individual traditional premiums decreased 7.6% in 2001 as a result of a decrease in our traditional business in force and certain reclassifications made in 2000 related to the integration of Guarantee. Individual traditional premiums increased 12.3% in 2000 resulting primarily from the Guarantee acquisition. UL and investment product charges increased 2.5% and 16.4% in 2001 and 2000 due to growth in average UL policyholder fund balances of 3.4%

and 13.2% in 2001 and 2000. The significant increases in 2000 were due to the Guarantee acquisition. Average VUL separate account assets declined 3.6% and increased 39.1% in 2001 and 2000. The decline in 2001 is primarily due to the drop in the equity markets. Adjusting for the decrease in fair market value, net of dividends, separate account balances would have increased by approximately 14% in 2001 and total fund balances would have grown by about 5% in 2001.

Investment income, net of expenses, increased 4.4% and 14.1% in 2001 and 2000, reflecting the growth in average policyholder funds and changes in investment yields. The average investment spread on UL-type products (calculated as the difference between portfolio yields earned on invested assets less interest credited to policyholder funds, assuming the same level of invested assets) increased 3 basis points to 2.00% in 2001 and increased 5 basis points to 1.97% in 2000. Interest spreads are affected by portfolio yields and crediting rates, and also may vary over time due to our competitive strategies and changes in product design.

Total policy benefits increased 4.6% in 2001 due to an increase in mortality and interest credited, consistent with the growth in business, and 18.0% in 2000 due primarily to the Guarantee acquisition. Policy benefits on UL-type products increased to 7.3% of average policyholder funds and separate accounts in 2001 versus 7.1% and 6.8% in 2000 and 1999. Policy benefits include interest credited to policyholder accounts on UL-type products and death benefits in excess of fund balances.

Total expenses (including the net deferral and amortization of DAC and VOBA) decreased 5.9% and increased 0.9% in 2001 and 2000. The 2001 decline is due primarily to a decrease in amortization of DAC and VOBA resulting from the increase in mortality on UL-type policies. Amortization of DAC and VOBA on UL-type products may decline when mortality increases, provided that longer-term assumptions remain appropriate. Expenses on individual traditional products were 26.0%, 29.7% and 30.0% of premiums in 2001, 2000 and 1999. For UL-type products, expenses as a percentage of policyholder funds and separate accounts were 2.2%, 2.3% and 2.7% in 2001, 2000 and 1999. The improvement over 1999 reflects economies of scale from the Guarantee acquisition.

Financial and operating risks for this segment include, among others, asset/liability management, interest rate risks, changes in the underlying assumptions of DAC and VOBA and the effects of unresolved litigation. We discuss these risks in more detail in the Financial Position, Capital Resources and Liquidity as well as in the Market Risk Exposures sections.

Average Individual Products assets grew 3.0% in 2001 and 14.9% in 2000. Sales of UL-type products and growth in existing policyholder funds from interest credited, partially offset by VUL separate account declines, contributed to the 2001 increase. 2000's increase was due to the Guarantee acquisition, net receipts on UL-type products, new sales and growth in existing policyholder funds. The return on average Individual Products assets for 2001 and 2000 was 1.9%.

Annuity and Investment Products

Annuity and Investment Products are marketed through most distribution channels discussed in the Individual Products segment as well as through financial institutions, investment professionals and annuity marketing organizations. JPSC markets variable life insurance and variable annuities written by our insurance subsidiaries and other carriers, and also sells other securities and mutual funds.

Reportable segment results were:

	2001	2000	1999	1998	1997
Policy charges, premiums and other considerations	$ 14.9	$ 26.9	$ 18.5	$ 17.6	$ 35.1
Investment income, net of expenses	533.4	482.2	418.4	425.0	429.3
Concession and other income	101.2	119.5	74.4	63.0	35.1
Total revenues	649.5	628.6	511.3	505.6	499.5
Policy benefits	385.3	341.6	306.0	299.0	326.3
Expenses	146.2	166.8	101.9	96.9	75.2
Total benefits and expenses	531.5	508.4	407.9	395.9	401.5
Reportable segment results before income taxes	118.0	120.2	103.4	109.7	98.0
Provision for income taxes	41.6	42.3	36.4	38.6	34.5
Reportable segment results	$ 76.4	$ 77.9	$ 67.0	$ 71.1	$ 63.5

Reportable segment results decreased 1.9% in 2001 and increased 16.3% in 2000. The largest factors contributing to the 2001 decrease were a decline in net income from JPSC of $3.6, and lower annuity surrenders that reduced policy charges. The following table summarizes key information for AIP:

	2001	2000	1999
Fixed annuity premium sales	$1,396	$1,195	$ 831
Variable annuity premium sales	26	92	108
	$1,422	$1,287	$ 939
Investment product sales	$2,803	$3,676	$2,361
Average policyholder fund balances	$6,858	$6,338	$5,630
Average separate account policyholder fund balances	533	694	587
	$7,391	$7,032	$6,217
Effective investment spreads for fixed annuities	1.96%	2.14%	2.14%
Fixed annuity surrenders as a percentage of beginning fund balances	12.7%	21.2%	15.8%
Average assets	$8,135	$7,648	$6,779

We derive annuity revenues from investment income on segment assets, policy charges, and concession income earned on investment product sales by JPSC. AIP revenues increased 3.3% in 2001 and 22.9% in 2000. The 2001 increase is due to growth in policyholder fund balances, offset by lower surrender charge income (included in policy charges) and lower JPSC concession income, and include the adoption of FASB 133, which caused a one-time increase to net investment income of $2.3. The increase in 2000 is primarily due to the Guarantee acquisition and higher JPSC concession income. Fixed annuity premium sales increased 16.8% and 43.8% in 2001 and 2000. Recently introduced products drove the strong 2001 sales, especially a fixed annuity with a market value adjustment. Increased distribution, particularly in financial institutions, also contributed to sales growth. 2000's results reflect new products introduced in 1999 through the existing distribution channels. JPSC's concession and other income decreased 15.3% and increased 60.6% in 2001 and 2000. The decrease in 2001 is due to lower volumes of equity market purchase/sale transactions. The increase in 2000 is due to higher volumes of securities and mutual fund transactions, and the integration of a broker/dealer acquisition.

Fixed annuity surrenders as a percentage of beginning fund balances decreased to 12.7% from 21.2% in 2000. The lower lapse rates reflect the combined effects of lower interest rates on competing investments, increased surrender charge protection on our in-force block of business, and internal conservation initiatives. The surrender rate in the AIP segment is influenced by many factors such as: (1) the portion of the business that has low or no remaining surrender charges; (2) competition from annuity products including those which pay upfront interest rate bonuses or higher market rates and (3) rising interest rates that may make returns available on new annuities or investment products more attractive than our older annuities. Fund balances with 5% or more surrender charges, including payout annuities, increased to 43% at year-end 2001 from 38% at year-end 2000.

An inherent risk in the annuity business is that secular declines in investment yields coupled with intense rate competition from competing products could further compress our investment spread. Another risk that we face is rising interest rates or competition from other financial products could lead to lapses particularly in the portion of business subject to low or no surrender charges. When surrenders increased to 21.2% in 2000, the impact on profitability was not material due to offsetting surrender charges. We mitigate these risks by utilizing the asset/liability management practices discussed later.

Total AIP benefits and expenses increased 4.5% in 2001 versus 24.6% in 2000. Policy benefits, which are mainly comprised of interest credited to policyholder accounts, as a percentage of average policyholder fund balances were 5.6% in 2001 and 5.4% in 2000 and 1999. Total AIP expenses decreased 12.4% in 2001 and increased 63.7% in 2000. The 2001 decrease is due primarily to the lower commission expenses of JPSC as well as a decrease in amortization expense as we reflect the effect of lower surrenders in adjustments to amortization rates of DAC and VOBA and as older products with higher amortization rates are replaced with newer products which have less associated DAC. The 2000 expense growth was due to an increase in concessions related to JPSC operations, similar to the increases in concession and other income, and an increase in amortization of DAC due to higher surrenders. Effective spreads on fixed annuities declined to 1.96% in 2001 from 2.14%, primarily due to continued strong sales of our lower commission five-year products. These products carry a lower spread requirement based on commission rates that are approximately 50% of full commissions. The lower commission has the eventual effect of decreasing expenses through reduced DAC amortization. Of the year-to-date 18 basis points spread compression, approximately one-third represents economic spread contraction that occurs in declining interest rate environments and affects earnings, while the remaining two-thirds is related to the lower commission products and does not affect earnings.

JPSC earnings included in the segment results were $2.7, $6.3 and $4.4 for 2001, 2000 and 1999. The 2001 decline is directly related to lower equity and mutual fund purchase/sale transactions, which had increased in 2000.

Benefit Partners

The Benefit Partners segment offers group non-medical products such as term life, disability and dental insurance to the employer marketplace. These products are marketed primarily through a national distribution system of regional group offices. These offices develop business through employee benefit brokers, third party administrators and other employee benefit firms. The Benefit Partners segment was created in January 2000 through the integration of our existing group life and disability operations into Guarantee's life, disability and dental operations acquired in December 1999. Segment results before 2000 include only the Group life and health products sold by JP Life.

Reportable segment results were:

	2001	2000	1999	1998	1997
Premiums and other considerations	$546.7	$485.5	$133.7	$274.8	$432.4
Investment income, net of expenses	55.0	51.3	30.4	38.1	41.0
Total revenues	601.7	536.8	164.1	312.9	473.4
Policy benefits	403.7	359.6	93.7	206.7	370.3
Expenses	129.6	127.2	33.0	69.8	88.7
Total benefits and expenses	533.3	486.8	126.7	276.5	459.0
Reportable segment results before income taxes	68.4	50.0	37.4	36.4	14.4
Provision for income taxes	23.9	17.4	12.9	12.5	4.9
Reportable segment results	$ 44.5	$ 32.6	$ 24.5	$ 23.9	$ 9.5

Benefit Partners reportable segment results increased 36.5% and 33.1% in 2001 and 2000, primarily due to the growth in this business and the integration of Guarantee. The following table summarizes key information for Benefit Partners:

	2001	2000	1999
Life, Disability, and Dental:			
Annualized sales	$ 150	$ 120	$ 15
Loss ratio	72.4%	73.4%	85.2%
Total expenses, % of premium income	23.7%	26.2%	18.4%
Average assets	$ 752	$ 710	$ 421
Premium income	$ 547	$ 486	$ 179

Benefit Partners revenues increased $64.9 and $372.7 in 2001 and 2000, with 2000 reflecting the Guarantee acquisition. Sales for the core life, disability and dental lines of business grew 25.0% and 700.0% in 2001 and 2000. The 2001 increase in revenue results from both sales growth and satisfactory persistency in our non-medical business. The revenue growth was somewhat dampened by our exiting the excess loss medical business. These results reflect the success of our technologically advanced approach to selling and underwriting group insurance products.

Policy benefits increased 12.3% and 283.8% in 2001 and 2000, consistent with the growth of business in force including Guarantee. Our life, disability and dental incurred loss ratio improved to 72.4% in 2001 versus 73.4% in 2000, reflecting continued claims management efforts coupled with favorable morbidity and mortality. The 1999 loss ratio of 85.2% did not include Guarantee and therefore is not comparable to later years.

Risks beyond normal competition that may impact this segment include: (1) a weak economy may increase disability claim costs; (2) an acceleration in medical cost inflation can put pressure on non-medical benefit costs because employers may focus more on the employer's cost of non-medical programs; and (3) concentration risks from acts of terrorism not priced for or reinsured. We are mitigating these risks by monitoring new and existing claims and industry health care trend reports which serve as indicators of increased employer medical costs, and through intensive review of our concentration risks. Our catastrophe reinsurance agreement that expires in April 2002 covers extraordinary life claims arising from catastrophic events in the group life line. Because this catastrophe reinsurance agreement cannot be replaced except with a much higher premium and deductible and with a terrorism exclusion, we have determined not to purchase catastrophic coverage and instead will rely on case by case management to mitigate our concentration exposures.

Total expenses (including the net deferral and amortization of policy acquisition costs) increased 1.9% in 2001. This is significantly less than the increase in sales of core products of 25% as we benefited from both the integration of the group business to Omaha and increased efficiency in policy and claims administration. We expect that future increases in sales would correlate more closely to an increase in expenses as additional policy and claims administration expenses are incurred. 2000 total expenses increased 285.5% primarily due to the Guarantee acquisition. As a percentage of premium income, total expenses were 23.7% for 2001 and 26.2% for 2000, and without Guarantee, 18.4% for 1999. The 2001 improvement is due primarily to the integration of JP Life's and Guarantee's group operations.

Communications

JPCC operates radio and television broadcast properties and produces syndicated sports and entertainment programming. Reportable segment results were:

	2001	2000	1999	1998	1997
Communications revenues (net)	$196.8	$210.4	$205.0	$199.8	$195.6
Operating costs and expenses	122.9	120.9	119.9	124.1	130.6
Broadcast cash flow	73.9	89.5	85.1	75.7	65.0
Depreciation and amortization	10.9	11.1	11.4	11.5	11.0
Corporate general and administrative expenses	3.3	5.5	5.8	5.1	4.1
Net interest expense	4.1	4.6	5.0	5.1	5.1
Operating revenue before income taxes	55.6	68.3	62.9	54.0	44.8
Provision for income taxes	22.1	27.1	25.3	21.7	17.3
Reportable segment results	$ 33.5	$ 41.2	$ 37.6	$ 32.3	$ 27.5

Reportable segment results decreased 18.7% in 2001 and increased 9.6% in 2000. The 2001 decline was primarily due to lower demand for advertising, which reflects the general softening of the economy in all markets. Combined revenues for Radio and Television decreased 6.3% in 2001 and grew 5.9% in 2000. Excluding political revenues, Radio and Television declined 4.8% in 2001 and grew 3.8% in 2000. The 2001 decline is primarily due to decreases in national sales, slowing economic conditions, and lost revenues due to the September 11th event.

Revenues from Sports operations decreased 8.5% and 16.7% in 2001 and 2000. The 2001 decline reflects the impact of weak demand for advertising due to the slowing economic conditions. Sports advertising is typically sold with three to six month lead times and economic activity was slowing during the prime Sports selling season. We have commitments of $402 to pay rights fees to the ACC and SEC conferences. We have offsetting commitments of $300 by various other broadcasters to repurchase some of those rights, and we have a 50/50 partner in ACC Basketball to mitigate some of the exposure. We expect advertising contracts that we sell to produce profits on each product; however, sales contracts typically have a term of three years or less. Thus, there are currently no sales contracts on our books to offset exposure in later years under the conference agreements. See Note 19 which is incorporated by reference.

Broadcast cash flow declined 17.4% in 2001 and grew 5.2% in 2000.

Total expenses, excluding interest expense, decreased 0.3% and increased 0.3% in 2001 and 2000, respectively. Expenses as a percent of communication revenues were 69.7%, 65.4% and 66.9% for 2001, 2000 and 1999. The 2001 increase in this percentage is due mainly to the decrease in revenues, while expenses have been held relatively flat year-to-year. A one-time insurance recovery of $1.4 after tax reduced corporate general and administrative expenses in 2001, which helped segment earnings but is not reflected in broadcast cash flow. Effective January 1, 2002, JPCC will no longer be required to systematically amortize the amounts paid for FCC licenses or goodwill from previous acquisitions. Instead, those amounts will be tested for impairment on at least an annual basis. We do not expect to record impairment losses on JPCC's current intangible assets. FCC license and goodwill amortization expense was $3.2 in each of the last three years.

Corporate and Other

The Corporate and Other segment includes the excess capital of the insurance subsidiaries, other corporate investments including impaired securities, blocks of business from previous acquisitions not conforming to our other reportable segment strategies, benefit plan net assets, goodwill related to previous acquisitions, and corporate debt. The reportable segment results primarily contain the earnings on the invested excess capital, interest expense related to the corporate debt, and operating expenses that are corporate in nature (i.e. advertising, charitable and civic contributions, goodwill amortization, etc.). The net operating results for blocks of acquired business are insignificant. All net capital gains and losses, which reflect all impairments of securities, are reported in this segment.

The following table summarizes results for this segment:

	2001	2000	1999	1998	1997
Earnings on investments	$103.1	$96.1	$126.3	$95.2	$84.9
Interest expense on debt and Exchangeable Securities	28.2	35.3	35.0	33.2	24.7
Operating expenses	33.8	28.0	15.8	23.3	18.6
Provision for income tax expense (benefit)	(3.7)	2.0	18.4	1.3	3.5
Total expenses	58.3	65.3	69.2	57.8	46.8
Reportable segment results before dividends on Capital Securities and mandatorily redeemable preferred stock	44.8	30.8	57.1	37.4	38.1
Dividends on Capital Securities and mandatorily redeemable preferred stock	24.6	24.6	24.5	25.7	25.7
Reportable segment results	20.2	6.2	32.6	11.7	12.4
Realized investment gains, net	43.7	66.9	65.5	58.0	73.4
Reportable segment results, including realized gains	$ 63.9	$73.1	$ 98.1	$69.7	$85.8

Reportable segment results excluding realized gains increased $14.0 in 2001 and decreased $26.4 in 2000, for the reasons that follow.

The increase in investment earnings in 2001 is due to an increase in equity investment income and a reclassification of intersegment interest expense. The earnings on investments for this segment include default charge income received from the operating segments for the Corporate and Other segment's assumption of all credit related losses on the invested assets of those segments. Default charges included in this segment's investment income for the last three years amounted to $20, $19 and $17 and are based on invested assets of the operating segments. The drop in investment earnings in 2000 was due to lower invested assets for this segment following the Guarantee acquisition in December 1999. Earnings on investments in this segment can fluctuate based upon opportunistic repurchases of common stock, the amount of excess capital generated by the operating segments and lost investment income on impaired securities.

Interest expense on debt and Exchangeable Securities decreased $7.1 in 2001 primarily due to lower average interest rates, as the average debt outstanding remained relatively constant during the year. Operating expenses vary with the level of corporate activities and strategies. Goodwill amortization of $9, $10 and $6, excluding JPCC, was included in operating expenses for the three years ended 2001. As we adopt a new accounting standard for 2002, we will no longer amortize goodwill, but will test its value for impairment at least annually. We do not expect to record a material loss on goodwill impairment for amounts currently recorded. The provision for income tax expense includes the tax benefit of preferred dividends on Capital Securities, which we record gross of related tax effects. Income taxes decreased $5.7 in 2001 due to the implementation of strategies that reduced federal income taxes on investment earnings and the resolution of tax issues for which we had previously established provisions. Income taxes decreased $16.4 in 2000 due primarily to the tax effect of lower segment pre-tax operating results as compared to 1999.

Realized investment gains and losses for 2001 include a net after tax $52 loss on our bond portfolio, including both writedowns of $36 and actual sales in the normal course of business, which were offset by gains in equities, resulting in a net gain of $44. This loss was driven primarily by recent economic events, including high profile bankruptcies and the continued weak economy. Net after tax losses in our bond portfolio were $14 and $1 for 2001 and 2000.

The following table summarizes assets assigned to this segment at the end of each year:

	2001	2000
Parent company, passive investment companies and Corporate line assets of insurance subsidiaries	$ 960	$1,192
Unrealized gain (loss) on fixed interest investments	162	42
Co-insurance receivables on acquired blocks	1,091	1,155
Employee benefit plan assets	360	383
Goodwill arising from insurance acquisitions	270	279
Other	305	297
Total	$3,148	$3,348

Total assets for the Corporate and Other segment decreased 6.0% in 2001 due primarily to repayment of commercial paper debt, writedowns of impaired securities and the repurchase of common stock. Unrealized gains and losses on all Available for Sale fixed income securities are assigned to this segment, and increased $119 during 2001 and $273 during 2000. The increase both years is primarily due to declining market interest rates, partially offset by declines in market values of financial services stocks.

Financial Position, Capital Resources And Liquidity

Our primary resources are investments related to our Individual Products, AIP and Benefit Partners segments, properties and other assets utilized in all segments and investments backing corporate capital. The Investments section reviews our investment portfolio and key strategies.

Total assets increased $1,675 in 2001 due to growth in income, net policyholder contract deposits and an increase in the value of Available for Sale securities. In 2000, total assets increased $875 primarily due to growth in separate accounts, net policyholder contract deposits and an increase in Available for Sale securities.

The Individual Products, AIP and Benefit Partners segments defer the costs of acquiring new business, including first year commissions, first year bonus interest, certain costs of underwriting and issuing policies plus agency office expenses (referred to as DAC). We capitalize acquisition costs up to the amounts we used in the specific product pricing models, and we expense any acquisition costs in excess of the pricing allowable. When we acquire new business through an acquisition, we allocate a portion of the purchase price to a separately identifiable intangible asset, referred to as VOBA. We initially establish VOBA as the actuarially determined present value of future gross profits of each business acquired.

We amortize DAC and VOBA on traditional products in proportion to premium revenue recognized. We amortize DAC and VOBA on UL-type products relative to the future estimated gross profits (EGP) from those products. The EGP for UL-type products include the following components: (1) estimates of fees charged to policyholders to cover mortality, surrenders and maintenance costs; (2) estimated mortality in excess of fund balances accumulated; (3) expected interest rate spreads between income earned and amounts credited to policyholder accounts; and (4) estimated cost of policy administration (maintenance). EGP is also reduced by our estimate of future losses due to defaults in fixed interest investments. DAC and VOBA related to UL-type products are sensitive to a change in our assumptions regarding EGP components, and any change in such an assumption will immediately impact the current DAC and VOBA balances with the change reflected through the income statement. At December 31, 2001, the DAC and VOBA related to Individual UL-type products amounted to 74.9% of the $2,070 on the balance sheet.

The models and our assumptions regarding EGP that we utilize for calculation of amortization expense for UL-type products are continuously reviewed so that the assumptions reflect a reasonable view of the future. We consider three assumptions to be most significant: (1) estimated mortality; (2) estimated interest spread; and (3) estimated future policy lapses. The following table reflects the possible change which could occur in a given year, if we change our assumptions as illustrated, as a percentage of current DAC and VOBA balances related to Individual UL-type products on our balance sheet:

Quantitative Change in Significant Assumptions	One-time Increase in DAC and VOBA	One-time Decrease in DAC and VOBA
Estimated mortality improving (degrading) 0.5% per year for 10 years from the current estimate	2.0%	(2.0)%
Estimated interest spread increasing (decreasing) 2.5 basis points per year for 10 years over the current spread	1.9%	(1.9)%
Estimated policy lapse rates decreasing (increasing) 25% immediately and then increasing (decreasing) 2.5% per year for 10 years	1.4%	(1.4)%

While this list does not cover all of the risks we face in the ordinary course of business, it does highlight some of the major risks on the assumptions that we make as we amortize the DAC and VOBA balances. In general, a change in an assumption that improves our expectations regarding EGP is going to have the impact of deferring the amortization of DAC and VOBA into the future, thus increasing earnings and the current DAC and VOBA balances. Conversely, a change in assumptions that decreases EGP will have the effect of speeding up the amortization of DAC and VOBA, thus reducing earnings and lowering the current DAC and VOBA balances. Our review of these assumptions in recent years has resulted in increases to the year-end Individual UL-type DAC and VOBA balances of 0.8%, 0.8% and 0.0% in 2001, 2000, and 1999.

We also adjust the carrying value of DAC and VOBA to reflect changes in the unrealized gains and losses in Available for Sale securities since this impacts EGP. Note 6 contains roll forwards of DAC and VOBA including the amounts capitalized, amounts amortized and the effect of the unrealized gains, and is incorporated by reference.

Goodwill was $312 and $323 at December 31, 2001 and 2000, reflecting amortization. Goodwill as a percentage of shareholders' equity was 9.2% and 10.2% at year-end 2001 and 2000.

Under previous accounting standards we regularly reviewed carrying amounts of DAC and VOBA, and goodwill for indications of value impairment, with consideration given to the financial performance of acquired properties, future gross profits of insurance in force and other factors.

At December 31, 2001 and 2000, we had reinsurance receivables of $914 and $947 and policy loans of $153 and $184 which are related to the businesses of JP Financial that are coinsured with Household International (HI) affiliates. HI has provided payment, performance and capital maintenance guarantees with respect to the balances receivable. We regularly evaluate the financial condition of our reinsurers and monitor concentrations of credit risk related to reinsurance activities. We have not suffered any significant credit losses from reinsurance activities in the last three years.

Capital Resources

Stockholders' Equity

The following table shows our capital adequacy:

	2001	2000	1999	1998	1997
Total assets less separate accounts	$26,848	$25,010	$24,174	$22,584	$21,849
Total stockholders' equity	3,391	3,159	2,753	3,052	2,732
Ratio of stockholders' equity to assets less separate accounts	12.6%	12.6%	11.4%	13.5%	12.5%

The ratio of equity to assets less separate accounts has remained relatively constant. Unrealized gains on Available for Sale securities, which are included as a component of stockholders' equity, increased $69 and $79 in 2001 and 2000. We used $188 in 2001 (4,437,100 shares at an average cost of $42.42) and $44 in 2000 (1,101,000 shares at an average cost of $40.07) to purchase common shares outstanding. In February 2001 and again in November 2001, our Board of Directors updated its ongoing share repurchase authorization to cover 5 million shares of common stock, and we intend to continue to make opportunistic repurchases.

We consider existing capital resources to be more than adequate to support the current level of our business activities. Our business plan places priority on redirecting certain capital resources invested in bonds and stocks into our core businesses, which would be expected to produce higher returns over time.

The Individual Products, AIP and Benefit Partners segments are subject to regulatory constraints. Our insurance subsidiaries have statutory surplus and risk based capital levels well above required levels. These capital levels together with the rating agencies' assessments of our business strategies have enabled the major life insurance affiliates to attain the following claims paying ratings:

	JP Life	JPFIC	JPLA
A.M. Best	A++	A++	A++
Standard & Poor's	AAA	AAA	AAA
Fitch	AAA	AAA	AAA

These ratings are currently the highest available by the respective rating agencies. All of the ratings were affirmed in the last nine months. In the fall of 2001, Standard & Poor's affirmed our AAA rating, but changed its outlook to negative which is consistent with Standard & Poor's outlook on the entire life insurance industry. The other two agencies mentioned above affirmed their highest ratings. A very significant drop in these ratings, while not anticipated, could potentially impact future sales and/or accelerate surrenders on our business in force.

Debt and Exchangeable Securities

We have a bank credit agreement for unsecured revolving credit, under which we have the option to borrow at various interest rates. The agreement is for $375 and extends to May 2002. We intend to replace the expiring bank credit agreement with a new agreement in May 2002. The credit agreement principally supports the issuance of commercial paper. As of December 31, 2001, outstanding commercial paper had various maturities, with none in excess of 90 days, although maturities can be up to 270 days. In the event that we are not able to remarket commercial paper at maturity, we have sufficient liquidity, consisting of the bank credit agreement, liquid assets, such as equity securities, and other resources to retire these obligations. The weighted-average interest rates for commercial paper borrowings outstanding of $297 and $405 at December 31, 2001 and 2000 were 3.72% and 6.51%. The maximum amount outstanding during 2001 and 2000 was $565 and $525.

Our commercial paper is currently rated by two rating agencies, as follows:

Agency	Rating
Fitch	F1+
Standard & Poor's	A1+

These are both the highest ratings that the agencies issue and have been affirmed in the past nine months. A significant drop in these ratings, while not anticipated, could cause us to pay higher rates in commercial paper borrowings or lose access to the commercial paper market.

Our insurance subsidiaries have sold U.S. Treasury obligations and collateralized mortgages under repurchase agreements involving various counterparties, accounted for as financing arrangements. Proceeds normally are used to purchase securities with longer durations as an asset/liability management strategy and to provide acquisition financing. From time to time, we use repurchase agreements in lieu of commercial paper borrowings in order to obtain a lower borrowing cost. At December 31, 2001 and 2000, repurchase agreements were $292 and $397. The maximum amounts outstanding were $457 and $467 during 2001 and 2000, as the portion used to help fund the Guarantee acquisition was repaid in the first half of 2001 followed by increased asset/liability management activities. The securities involved had a fair value and amortized cost of $306 and $289 at year-end 2001 versus $415 and $404 at the end of 2000.

At December 31, 2001 and 2000, we had $150 and $139 of Exchangeable Securities outstanding, reflecting the Mandatorily Exchangeable Debt Securities (MEDS). We repaid the $150 MEDS in cash in January 2002. We had $300 of guaranteed preferred beneficial interest in subordinated debentures (Capital Securities) outstanding at December 31, 2001 and 2000 at an average interest rate of 8.2%, maturing in 2046 but redeemable at our option beginning in 2007.

At December 31, 2001 and 2000, net advances from subsidiaries were $417 and $346, all of which are eliminated in consolidation.

Liquidity

We meet liquidity requirements primarily by positive cash flows from the operations of subsidiaries. We have sufficient overall sources of liquidity to satisfy operating requirements. Primary sources of cash from our insurance operations are premiums, other insurance considerations, receipts for policyholder accounts, investment sales and maturities and investment income. Primary uses of cash for our insurance operations include purchases of investments, payment of insurance benefits, operating expenses, withdrawals from policyholder accounts, costs related to acquiring new business, dividends and income taxes. Primary sources of cash from the Communications operations are revenues from advertising, and primary uses include payments for commissions, compensation (and compensation-related costs), sports rights, interest, income taxes and purchases of fixed assets.

Cash provided by operations in 2001, 2000 and 1999 was $739, $501 and $481. 2001's increase reflects changes in payables and receivables including our receipt of approximately $208 in premiums related primarily to small case BOLI-type products unprocessed at year-end. 2000's increase of $20 reflects changes in payables and receivables related to the timing of investment commitments net of higher policy acquisition costs.

Net cash used in investing activities was $1,363, $611 and $1,111 in 2001, 2000 and 1999. The significant decrease in 2000 reflected additional sales of securities required to fund increased surrenders primarily in the AIP segment and coinsured policies with HI in the Corporate and Other segment.

Net cash provided by financing activities was $737, $74 and $671 in 2001, 2000 and 1999, with 2001 reflecting higher policyholder contract deposits coupled with lower surrenders. The 2000 decrease of $597 is primarily due to net borrowing repayments of $232 versus 1999 short-term borrowings of $303 reflecting the Guarantee acquisition. Cash inflows from policyholder contract deposits net of withdrawals were $1,321, $512 and $704. The 2000 decrease is a result of higher annuity surrenders and decreased UL-type contract receipts, with both factors reversing in 2001.

In order to meet the parent company's dividend payments, debt servicing obligations and other expenses, we received internal dividends from subsidiaries. Total cash dividends paid by subsidiaries were $414 in 2001, $649 in 2000 and $279 in 1999. 2000 included extraordinary dividends of $200 from JP Life representing all its publicly traded equity securities and $100 from JP Financial in connection with the merger of Alexander Hamilton Life Insurance Company of America and Guarantee into JPFIC. JP Life, JPFIC and JPCC were the primary sources of dividends in all three years. Our life insurance subsidiaries are subject to laws in the states of domicile that limit the amount of dividends that can be paid without the prior approval of the respective State's Insurance Commissioner. We have no reason to believe that such approval will be withheld, if required.

In connection with a previous acquisition, we acquired a closed block of business that was financed by a loan program collateralized by pledged mutual fund shares of our policyholders. In late 1997, the acquired company entered into an agreement with an unaffiliated third party that provides for the initial and periodic purchase of the majority of its loans receivable. This agreement is renewable on an annual basis. If the agreement is not renewed, we can issue debt to fund the amounts or terminate the entire program. The amount of loans outstanding at December 31, 2001 was $33. We have no other off balance sheet arrangements of a financing nature.

Cash and cash equivalents were $139, $26 and $62 at December 31, 2001, 2000 and 1999. The increase at year-end 2001 reflected amounts that would be used to pay off the MEDS in January 2002. Additionally, fixed income and equity securities held by the parent company and non-regulated subsidiaries were $542, $549 and $446 at these dates. These securities are considered to be sources of liquidity to support our strategies.

JPCC has commitments for purchases of syndicated television programming and commitments on other contracts and future sports programming rights of approximately $451 as of December 31, 2001, payable through the year 2011. We have commitments to sell a portion of the sports programming rights to other entities for $300, over the same period. These commitments are not reflected as an asset or liability in the accompanying consolidated balance sheet because the programs are not currently available for use. Advertising revenues that are sold on an annual basis are expected to fund the purchase commitments.

Total debt and equity securities Available for Sale at December 31, 2001 and 2000 were $14,639 and $13,529.

Investments

Our strategy for managing the insurance investment portfolio is to consistently meet pricing assumptions while achieving the highest possible after-tax yields over the long term. We invest cash flows primarily in fixed income securities. The nature and quality of investments held by insurance subsidiaries must comply with state regulatory requirements. We have established a formal investment policy that we use to achieve overall quality and diversification objectives.

We held the following carrying amounts of investments:

	December 31, 2001		December 31, 2000	
Publicly-issued bonds	$13,312	59.8%	$12,006	58.5%
Privately-placed bonds	4,125	18.5	4,073	19.8
Mortgage loans on real property	3,094	13.9	2,771	13.5
Common stock	509	2.3	549	2.7
Policy loans	911	4.1	923	4.5
Preferred stock	32	0.1	31	0.2
Real estate	132	0.6	135	0.7
Other	20	0.1	11	—
Cash and equivalents	139	0.6	26	0.1
Total	$22,274	100.0%	$20,525	100.0%

Certain amounts reported in the prior year's schedule of privately-placed and publicly-issued assets have been reclassified to conform to the presentation adopted in the current year.

Our internal guidelines require an average quality fixed income portfolio (excluding mortgage loans) of "A" or higher. Currently, the average quality is "A1". Our guidelines also limit the amount of lower quality investments and require diversification by issuer and asset type. Due to deteriorating general economic conditions during 2001, several bonds were downgraded to "below-investment grade". We monitor "higher risk" investments in order to determine if the securities have experienced an other than temporary decline in value. Securities that experience other than temporary declines in value are adjusted to fair values through a charge to earnings. Impairment losses totaling $55, $15 and $1 were recognized in the years ending December 31, 2001, 2000 and 1999. The increase in impairment losses in 2001 reflected several high profile bankruptcies and the continued declining economy.

We state mortgage loans on real property net of an allowance for credit losses. We determine this allowance for specific impaired loans by calculating the fair value of each loan, utilizing estimated future cash flows of the impaired loan, discounted at the loan's effective interest rate. We also set aside an additional allowance based on aggregate loans with similar risk characteristics utilizing historical statistics. At December 31, our allowance for mortgage loan credit losses was $29 for 2001 and 2000.

Carrying amounts of investments categorized as "higher risk" assets were:

	December 31, 2001		December 31, 2000	
Bonds near or in default	$ 60	0.3%	$ 21	0.1%
Bonds below investment grade	1,005	4.5	751	3.7
Mortgage loans 60 days delinquent or in foreclosure	—	—	1	—
Mortgage loans restructured	9	—	10	—
Foreclosed properties	—	—	2	—
Subtotal, "higher risk assets"	1,074	4.8	785	3.8
All other investments	21,200	95.2	19,740	96.2
Total cash and investments	$22,274	100.0%	$20,525	100.0%

A weak economy or a more pronounced downturn, or events which affect one or more companies or industries, could lead to further credit related portfolio losses in "higher risk" and other investments.

Our guidelines permit use of derivative financial instruments such as futures contracts and interest rate swaps in conjunction with specific direct investments. Our actual use of derivatives has been limited to managing well-defined interest rate risks. Interest rate swaps with a current notional value of $132 and $185 were open as of December 31, 2001 and 2000. Also, during 2001, interest rate swaps with a combined notional value of $50 expired. There were no terminations of derivative financial instruments in 2000 or 1999.

Effective January 1, 2001, we adopted SFAS 133, "*Accounting for Derivative Instruments and for Hedging Activities*", and the discussion in Note 5 is incorporated by reference.

Mortgage backed securities (including Collateralized Mortgage Obligations) at December 31, which are included in debt securities Available for Sale, were as follows:

	2001	2000
Federal agency issued mortgage backed securities	$3,254	$2,492
Corporate private-labeled mortgage backed securities	2,330	2,230
Total	$5,584	$4,722

Our investment strategy with respect to mortgage backed securities (MBS's) focuses on actively traded, less volatile issues that produce relatively stable cash flows. The majority of MBS holdings are sequential and planned amortization class tranches of federal agency issuers. The MBS portfolio has been constructed with underlying mortgage collateral characteristics and structure in order to lower cash flow volatility over a range of interest rate levels.

We adopted, *EITF 99-20: Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets,* effective for fiscal quarters beginning after March 15, 2001. Given the nature of the investments held, this pronouncement did not have a material impact on our financial statements.

Market Risk Exposures

Since our assets and liabilities are largely monetary in nature, our financial position and earnings are subject to risks resulting from changes in interest rates at varying maturities, changes in spreads over U.S. Treasuries on new investment opportunities, changes in the yield curve, and equity price risks. During 2001, 10 year U.S. Treasury rates increased 14 basis points versus a decrease of 148 basis points in 2000. In 2001 and 2000, in response to deteriorating economic conditions and the uncertainty created by the September 11th event, risk premiums over rates that could otherwise be earned on U.S. Treasury securities increased due to continued poor liquidity conditions.

In a falling interest rate environment, the risk of prepayment on some fixed income securities increases and funds prepaid are then reinvested at lower yields. We limit this risk by concentrating the fixed income portfolio mainly on non-callable securities, by carefully selecting MBS's that are structured to minimize cash flow volatility and by purchasing securities that provide for "make-whole" type prepayment fees. Falling interest rates can also impact demand for our products, as bank certificates of deposit with no surrender charges, and higher average returns from equity markets, may become more attractive to new and existing customers. Conversely, in a rising interest rate environment, competitive pressures may make it difficult for us to sustain spreads between rates credited on interest-sensitive products and portfolio earnings rates, thereby prompting withdrawals by policyholders. We manage this risk by adjusting our interest crediting rates with due regard to the yield of our investment portfolio and pricing assumptions and by prudently managing interest rate risk of assets and liabilities.

As is typical in the industry, our life and annuity products contain minimum rate guarantees regarding interest we credit. For interest-sensitive life products, our minimum rates range from approximately 2.5% to 6.0%, with an approximate weighted average of 4.2%. For annuity products, our minimum rates range from 3.0% to 6.0%, with the greatest concentration in the 3.5% to 4.0% range.

We employ various methodologies to manage our exposure to interest rate risks. Our asset/liability management process focuses primarily on the management of interest rate risk of our insurance operations. We monitor the duration of insurance liabilities compared to the duration of assets backing the insurance lines, measuring the optionality of cash flows. Our goal in this analysis is to prudently balance profitability and risk for each insurance product category, and for us as a whole. At December 31, 2001 and 2000, 89% and 88% of policy liabilities related to interest-sensitive portfolios.

We also consider the timing of cash flows arising from market risk sensitive instruments and insurance portfolios under varying interest rate scenarios as well as the related impact on reported earnings under those varying scenarios. Market risk sensitive instruments include debt and equity securities Available for Sale and Held to Maturity, mortgage loans, policy loans, investment commitments, annuities in the accumulation phase and periodic payment annuities, commercial paper borrowings, repurchase agreements, interest rate swaps and other debt. The following table shows our estimate of the impact that various hypothetical interest rate scenarios would have on our earnings for a calendar year, based on the assumptions contained in our model. The incremental income (loss) derives primarily from differences in the yield curves and in the sensitivities they introduce to our model.

Change in Interest Rates	Estimated Incremental Income (Loss)
+ 200 basis points	$(9)
+ 100 basis points	(3)
- 100 basis points	6
- 200 basis points	5

We derived these estimated incremental income (loss) amounts by modeling estimated cash flows of our market risk sensitive instruments and insurance portfolios. Incremental income or loss is net of taxes at 35%. Estimated cash flows produced in the model assume reinvestments representative of our current investment strategy, and calls/prepayments include scheduled maturities as well as those expected to occur when borrowers can benefit financially based on the difference between prepayment penalties and new money rates under each scenario. Assumed lapse rates within insurance portfolios consider the relationships expected between crediting rates and market interest rates, as well as the level of surrender charges inherent in individual contracts. The illustrated incremental income or loss also includes the expected impact on amortization of DAC and VOBA. The model is based on our existing business in force as of December 31, 2001 and does not consider new sales of life and annuity products or the potential impact (as discussed above) of interest rate fluctuations on sales.

Changes in interest rates illustrated above assume parallel shifts in the yield curve, graded pro-rata over four quarters. We believe that a 200 basis point increase or decrease, experienced gradually over four quarters, reflects reasonably possible near term changes in interest rates as of December 31, 2001. The incremental income (loss) for shifts larger than 200 basis points or that occurs more quickly than quarterly grading does not have a linear relationship to the values shown above. The incremental loss resulting from a larger increase in interest rates would be proportionally greater due to the optionality of our interest-sensitive assets and liabilities. In contrast, the incremental income resulting from a larger decrease in interest rates would be proportionally less due to the effect of minimum rate guarantees in our interest-sensitive liabilities. A significant change in the slope of the yield curve could also affect our results. For example, competing products such as bank CDs could become relatively more attractive than our longer duration annuities under an inverted yield curve, resulting in higher policyholder withdrawals.

We are exposed to equity price risk on our equity securities (other than trading). We hold common stock with a fair value of $509; approximately $477 is in a single issuer, Bank of America Corporation (BankAmerica). Our Exchangeable Securities were exchangeable into shares of BankAmerica common stock, but were repaid in cash in January 2002. We believe that a hypothetical 20% decline in the equity market is reasonably possible in the near term. If the market value of the S&P 500 Index, and of BankAmerica common stock specifically, decreased 20%, the fair value of our common stock as of December 31, 2001 would change as follows:

	Hypothetical Change in Fair Value from 20% Market Decline
	2001
BankAmerica common stock	$ (96)
Remaining equity securities	(6)
Total change in fair values	$(102)

Certain fixed interest rate market risk sensitive instruments may not give rise to incremental income or loss during the period illustrated, but may be subject to changes in fair values which are reflected in equity. Note 18 presents additional disclosures concerning fair values of financial assets and financial liabilities, and is incorporated by reference.

External Trends and Forward Looking Information

We operate within the United States financial services and communications markets, which are both subject to general economic conditions. After increasing in 1999 and much of 2000, interest rates on longer maturity instruments began trending down later in 2000 as economic growth slowed and dropped dramatically in 2001. Changes in rates may affect our businesses in many ways as discussed earlier. Our operations are also affected over the longer term by demographic shifts, global markets, technological innovation and overall capital market volatility. These forces impact us in various ways such as demand for our insurance products and advertising revenues, competition from other financial services providers, competition from emerging technologies for television and radio advertising, competition for new investments, debt costs, mergers and consolidations within the financial services and communications sectors, and costs inherent in administering complex financial products.

The industry's individual life insurance sales in the U.S. decreased 3% for 2001, reflecting a continued weakness in the overall economy, changes in federal estate and income tax laws and competition from financial products other than life insurance. As discussed previously, our individual life sales growth has been better than the overall industry.

Regulatory and Legal Environment

The U.S. insurance industry has experienced an increasing number of mergers, acquisitions, consolidations, sales of business lines and marketing arrangements with other financial services providers. These activities have been driven by a need to reduce costs of distribution and to increase economies of scale in the face of growing competition from larger insurers, banks, securities brokers, mutual funds and other non-traditional competitors. The Gramm-Leach-Bliley Act modernized the regulatory framework for financial services in the U.S. and allows insurance companies, banks and securities firms to affiliate under Financial Holding Companies. With the passage of this law, combined with changing demographics, technological advances and customer expectations for one-stop shopping, we expect further strategic alignments in the financial services industry. We continue to analyze our options within this environment for increasing distribution, adding products and technology and improving economies of scale.

Prescribed or permitted Statutory Accounting Principles (SAP) may vary between states and between companies. The NAIC has completed the process of codifying SAP to promote standardization of methods. Our statutory surplus increased $41.6 as we implemented SAP effective January 1, 2001.

State guaranty associations make assessments to cover losses to policyholders of insolvent or rehabilitated insurance companies. Assessments may be partially recovered through a reduction in future premium taxes in most states. We have accrued for expected assessments net of estimated future premium tax deductions.

For comments about litigation, see Critical Accounting Policies above. Also, see Note 19, which is incorporated by reference, for discussion of our contingent liabilities.

Environmental Liabilities

We are exposed to environmental regulation and litigation as a result of ownership of investment real estate and real estate owned by JPCC. Our actual loss experience has been minimal and we consider our exposure to environmental losses to be insignificant.

Forward Looking Information

You should note that this document and our other SEC filings reflect information that we believe was accurate as of the date the respective materials were made publicly available. Thus they do not reflect later developments.

As a matter of policy, we do not normally make projections or forecasts of future events or our performance. When we do, we rely on a safe harbor provided by the Private Securities Litigation Reform Act of 1995 for statements that are not historical facts, called forward looking statements. These may include statements relating to our future actions, sales and product development efforts, expenses, the outcome of contingencies such as legal proceedings, or financial performance.

Certain information in our SEC filings and in any other written or oral statements made by us or on our behalf, involves forward looking statements. We have used appropriate care in developing this information, but any forward looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties that could significantly affect our actual results. These risks and uncertainties include among others, the risk that we might fail to successfully complete our strategy for substantially increasing life insurance sales; general economic conditions (including the uncertainty as to the depth and duration of the current economic slowdown and the rate at which the economy recovers), the impact on the economy from any further terrorist activities, and interest rate changes and fluctuations, all of which can impact our sales, investment portfolios, and earnings; competitive factors, including pricing pressures, technological developments, new product offerings and the emergence of new competitors; changes in federal and state taxes (including estate taxes); changes in the regulation of the financial services industry; or changes in other laws and regulations and their impact.

We undertake no obligation to publicly correct or update any forward looking statements, whether as a result of new information, future developments or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our press releases and filings with the SEC. In particular, you should read the discussion in the section entitled "External Trends and Forward Looking Information," and other sections it may reference, in our most recent 10-K report as it may be updated in our subsequent 10-Q and 8-K reports. This discussion covers certain risks, uncertainties and possibly inaccurate assumptions that could cause our actual results to differ materially from expected and historical results. Other factors besides those listed there could also adversely affect our performance.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Jefferson-Pilot Corporation
Greensboro, North Carolina

We have audited the accompanying consolidated balance sheets of Jefferson-Pilot Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson-Pilot Corporation and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, in 2001 the Company changed its method of accounting for derivative financial instruments.

Ernst + Young LLP

Greensboro, North Carolina
February 4, 2002

JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
	(Dollar Amounts in Millions Except Share Information)	
ASSETS		
Investments:		
Debt securities available for sale, at fair value (amortized cost $13,904 and $12,919)	$14,128	$12,978
Debt securities held to maturity, at amortized cost (fair value $3,378 and $3,134)	3,339	3,130
Equity securities available for sale, at fair value (cost $29 and $64)	511	551
Mortgage loans on real estate	3,094	2,771
Policy loans	911	923
Real estate	132	135
Other investments	20	11
Total investments	22,135	20,499
Cash and cash equivalents	139	26
Accrued investment income	281	272
Due from reinsurers	1,433	1,450
Deferred policy acquisition costs and value of business acquired	2,070	1,959
Goodwill	312	323
Assets held in separate accounts	2,148	2,311
Other assets	478	481
Total assets	$28,996	$27,321
LIABILITIES AND STOCKHOLDERS' EQUITY		
Policy liabilities:		
Future policy benefits	$ 2,565	$ 2,655
Policyholder contract deposits	18,017	16,555
Dividend accumulations and other policyholder funds on deposit	250	191
Policy and contract claims	181	176
Other	486	388
Total policy liabilities	21,499	19,965
Debt:		
Commercial paper and revolving credit borrowings	297	405
Exchangeable Securities	150	139
Securities sold under repurchase agreements	292	397
Currently payable income taxes	24	60
Deferred income tax liabilities	291	212
Liabilities related to separate accounts	2,148	2,311
Accounts payable, accruals and other liabilities	604	373
Total liabilities	25,305	23,862
Commitments and contingent liabilities		
Guaranteed preferred beneficial interest in subordinated debentures ("Capital Securities")	300	300
Stockholders' Equity:		
Common stock and paid in capital, par value $1.25 per share: authorized 350,000,000 shares; issued and outstanding 2001 — 150,006,582 shares; 2000 — 154,305,846 shares	188	131
Retained earnings	2,789	2,683
Accumulated other comprehensive income	414	345
	3,391	3,159
Total liabilities and stockholders' equity	$28,996	$27,321

See Notes to Consolidated Financial Statements

JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31, 2001	2000	1999
	(Dollar Amounts in Millions Except Share Information)		
Revenue:			
Premiums and other considerations	$1,424	$1,365	$ 903
Net investment income	1,533	1,430	1,272
Realized investment gains	66	102	101
Communications sales	196	210	204
Other	111	131	81
Total revenue	3,330	3,238	2,561
Benefits and Expenses:			
Insurance and annuity benefits	1,796	1,660	1,208
Insurance commissions, net of deferrals	132	134	93
General and administrative expenses, net of deferrals	171	180	131
Insurance taxes, licenses and fees	71	68	58
Amortization of policy acquisition costs and value of business acquired	237	261	200
Communications operations	123	121	120
Total benefits and expenses	2,530	2,424	1,810
Income before income taxes	800	814	751
Income taxes	263	277	256
Net income before dividends on Capital Securities and cumulative effect of change in accounting principal	537	537	495
Dividends on Capital Securities	(25)	(25)	(25)
Cumulative effect of change in accounting for derivative instruments, net of income taxes	1	—	—
Net income available to common stockholders	$ 513	$ 512	$ 470
Earnings Per Share:			
Net income available to common stockholders before cumulative effect of change in accounting principle	$ 3.37	$ 3.31	$ 2.97
Cumulative effect of change in accounting for derivative instruments, net of income taxes	0.01	—	—
Net income per share available to common stockholders	$ 3.38	$ 3.31	$ 2.97
Net income per share available to common stockholders — assuming dilution	$ 3.34	$ 3.28	$ 2.95

See Notes to Consolidated Financial Statements

JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock and Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	(Dollar Amounts in Millions Except Share Information)			
Balance, January 1, 1999	$133	$2,191	$ 728	$3,052
Net income before dividends on Capital Securities	—	495	—	495
Other comprehensive income	—	—	(462)	(462)
Comprehensive income				33
Common dividends $0.86 per share	—	(138)	—	(138)
Preferred dividends	—	(25)	—	(25)
Common stock issued	15	—	—	15
Common stock reacquired	(19)	(165)	—	(184)
Balance, December 31, 1999	129	2,358	266	2,753
Net income before dividends on Capital Securities	—	537	—	537
Other comprehensive income	—	—	79	79
Comprehensive income				616
Common dividends $0.96 per share	—	(152)	—	(152)
Preferred dividends	—	(25)	—	(25)
Common stock issued	12	—	—	12
Common stock reacquired	(10)	(35)	—	(45)
Balance, December 31, 2000	131	2,683	345	3,159
Net income before dividends on Capital Securities	—	538	—	538
Change in fair value of derivative financial instruments, net of income taxes	—	—	4	4
Unrealized gain on available for sale securities, net of income taxes	—	—	65	65
Comprehensive income				607
Common dividends $1.07 per share	—	(166)	—	(166)
Preferred dividends	—	(25)	—	(25)
Common stock issued	4	—	—	4
Common stock reacquired	(11)	(177)	—	(188)
Three-for-two common stock split	64	(64)	—	—
Balance, December 31, 2001	$188	$2,789	$ 414	$3,391

See Notes to Consolidated Financial Statements

JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2001	2000	1999
	(Dollar Amounts in Millions)		
Cash Flows from Operating Activities			
Net income before dividends on Capital Securities	$ 538	$ 537	$ 495
Adjustments to reconcile net income to net cash provided by operating activities:			
Change in policy liabilities other than deposits	79	(21)	(6)
Credits to policyholder accounts, net	172	138	120
Deferral of policy acquisition costs, net of amortization	(215)	(201)	(145)
Change in receivables and asset accruals	(74)	(87)	(9)
Change in payables and expense accruals	234	111	33
Realized investment gains	(66)	(102)	(101)
Depreciation and amortization	19	29	37
Amortization of value of business acquired, net	56	90	60
Other	(4)	7	(3)
Net cash provided by operating activities	739	501	481
Cash Flows from Investing Activities			
Securities available for sale:			
Sales	421	1,002	835
Maturities, calls and redemptions	1,035	718	986
Purchases	(2,303)	(2,261)	(2,550)
Securities held to maturity:			
Sales	21	13	7
Maturities, calls and redemptions	405	481	495
Purchases	(658)	(292)	(18)
Repayments of mortgage loans	156	122	139
Mortgage loans originated	(477)	(350)	(602)
Increase (decrease) in policy loans, net	43	(25)	(29)
Acquisitions of subsidiaries, net of cash received	—	(3)	(344)
Other investing activities, net	(6)	(16)	(30)
Net cash used in investing activities	(1,363)	(611)	(1,111)
Cash Flows from Financing Activities			
Policyholder contract deposits	2,918	2,570	2,249
Withdrawals of policyholder contract deposits	(1,597)	(2,058)	(1,545)
Borrowings under short-term credit facilities	3,830	3,266	8,167
Repayments under short-term credit facilities	(3,937)	(3,222)	(8,094)
Net (payments) proceeds from securities sold under repurchase agreements	(105)	(126)	230
Repayment of ACES	—	(146)	—
Cash dividends paid	(187)	(173)	(160)
Common stock transactions, net	(184)	(33)	(173)
Redemption of mandatorily redeemable preferred stock	—	—	(3)
Other financing activities, net	(1)	(4)	—
Net cash provided by financing activities	737	74	671
Net increase (decrease) in cash and cash equivalents	113	(36)	41
Cash and cash equivalents, beginning	26	62	21
Cash and cash equivalents, ending	$ 139	$ 26	$ 62
Supplemental Cash Flow Information			
Income taxes paid	$ 258	$ 223	$ 191
Interest paid	$ 47	$ 67	$ 41

See Notes to Consolidated Financial Statements

JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in millions, except share information)
December 31, 2001

NOTE 1. NATURE OF OPERATIONS AND SIGNIFICANT TRANSACTIONS

Nature of Operations

Jefferson-Pilot Corporation (with its subsidiaries, referred to as the Company) operates in the life insurance and communications industries. Life insurance, annuities, disability and dental insurance are currently marketed to individuals and businesses in the United States through the Company's principal life insurance subsidiaries: Jefferson-Pilot Life Insurance Company (JP Life), and Jefferson Pilot Financial Insurance Company (JPFIC) and its subsidiary, Jefferson Pilot LifeAmerica Insurance Company (JPLA), collectively referred to as JP Financial. Communications operations are conducted by Jefferson-Pilot Communications Company (JPCC) and consist of radio and television broadcasting, through facilities located in strategically selected markets in the Southeastern and Western United States, and sports program production.

Business Acquisitions

On December 30, 1999, the Company acquired The Guarantee Life Companies Inc. and its subsidiaries, including Guarantee Life Insurance Company, collectively referred to as Guarantee. Guarantee's operations include group and worksite marketed non-medical products, including term life, disability, and dental products marketed through regional group offices. Guarantee's operations also include a substantial block of individual insurance products, principally universal life. The cost of the acquisition consisted of $298 cash paid plus other acquisition expenses. In addition, the Company assumed outstanding debt of $123. The Company financed the acquisition through the issuance of commercial paper and through proceeds from repurchase agreements. The acquisition was accounted for using the purchase method. Because the acquisition took place on December 30, none of Guarantee's results of operations are included in the consolidated income statement for 1999. The acquisition resulted in $105 of goodwill and $202 of value of business acquired. This goodwill was being amortized over 35 years on a systematic basis through 2001.

Pro forma financial information for this acquisition has not been presented, as the pro forma impact on consolidated operations is not significant.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The insurance subsidiaries also submit financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting practices (SAP) and are significantly different from financial statements prepared in accordance with GAAP. See Note 12.

Principles of Consolidation

The consolidated financial statements include the accounts of Jefferson-Pilot Corporation and all of its subsidiaries. All material intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are fair value of certain invested assets, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, policy liabilities, and the potential effects of resolving litigated matters.

Cash and Cash Equivalents

The Company includes with cash and cash equivalents its holdings of highly liquid investments, which mature within three months of the date of acquisition.

Debt and Equity Securities

Debt and equity securities are classified as either securities held to maturity, stated at amortized cost, or securities available for sale, stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired.

Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospect for the issuer. Unrealized losses that are considered to be other than temporary are recognized in realized gains and losses. Realized gains and losses on dispositions of securities are determined by the specific-identification method.

Mortgage and Policy Loans

Mortgage loans on real estate are stated at unpaid balances, net of estimated unrecoverable amounts. In addition to a general estimated allowance, an allowance for unrecoverable amounts is provided when a mortgage loan becomes impaired. Mortgage loans are considered impaired when it becomes probable the Company will be unable to collect the total amounts due, including principal and interest, according to contractual terms. The impairment is measured based upon the present value of expected cash flows discounted at the effective interest rate on both a loan by loan basis and by measuring aggregated loans with similar risk characteristics. Interest on mortgage loans is recorded until collection is deemed improbable. Policy loans are stated at their unpaid balances.

Real Estate and Other Investments

Real estate not acquired by foreclosure is stated at cost less accumulated depreciation. Real estate acquired by foreclosure is stated at the lower of depreciated cost or fair value minus estimated costs to sell. Real estate, primarily buildings, is depreciated principally by the straight-line method over estimated useful lives generally ranging from 30 to 40 years. Accumulated depreciation was $47 and $43 at December 31, 2001 and 2000. Other investments are stated at equity, or the lower of cost or market, as appropriate.

Property and Equipment

Property and equipment, which is included in other assets, is stated at cost and depreciated principally by the straight-line method over estimated useful lives, generally 30 to 50 years for buildings and approximately 10 years for other property and equipment. Accumulated depreciation was $181 and $159 at December 31, 2001 and 2000.

Deferred Policy Acquisition Costs and Value of Business Acquired

Costs related to obtaining new and renewal business, including commissions, certain costs of underwriting and issuing policies, certain agency office expenses, and first year bonus interest on annuities, all of which vary with and are primarily related to the production of new and renewal business, have been deferred.

Deferred policy acquisition costs for traditional life insurance policies are amortized over the premium paying periods of the related contracts using the same assumptions for anticipated premium revenue that are used to compute liabilities for future policy benefits. For universal life and annuity products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts, not to exceed 25 years.

Value of business acquired represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuity business purchased, using the same assumptions used to value the related liabilities. Amortization of the value of business acquired occurs over the related contract periods, using current crediting rates to accrete interest and a constant amortization rate based on the present value of expected future profits.

The carrying amounts of deferred policy acquisition costs and value of business acquired are adjusted for the effect of non-credit related realized gains and losses, credit related gains, and the effects of unrealized gains and losses on debt securities classified as available for sale. Deferred policy acquisition costs and value of business acquired are not adjusted for the effect of credit related losses, rather as a part of the investment income allocation process a charge is made against the investment income allocated to the Individual Products, Annuity and Investment Products, and Benefit Partner segments. This charge is based upon the credit quality of the assets supporting each segment and is meant to replicate the expected credit losses that will emerge over a period of years. Through this mechanism, the Individual Products, Annuity and Investment Products, and Benefit Partner segments pay a relatively level charge to the corporate segment and in return are reimbursed when credit related losses actually occur.

Both deferred policy acquisition costs and value of business acquired are reviewed periodically to determine that the unamortized portion does not exceed the expected recoverable amounts. No impairment adjustments have been reflected in the results of operations for the years presented.

Goodwill

Through December 31, 2001, goodwill was amortized on a straight-line basis over periods of 25 to 40 years. Accumulated amortization was $41 and $39 at December 31, 2001 and 2000. Carrying amounts are regularly reviewed for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. Effective January 1, 2002, the Company will adopt Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", which primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. See further discussion under New Accounting Pronouncements below.

Separate Accounts

Separate account assets and liabilities represent funds segregated for the benefit of certain policyholders who bear the investment risk. The separate account assets and liabilities, which are equal, are recorded at fair value. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses are excluded from the amounts reported in the Consolidated Statements of Income. Fees charged on policyholders' deposits are included in other considerations.

Recognition of Revenue

Premiums on traditional life insurance products are reported as revenue when received unless received in advance of the due date.

Premiums on accident and health, disability and dental insurance are reported as earned, over the contract period. A reserve is provided for the portion of premiums written which relates to unexpired coverage terms.

Revenue from universal life-type and annuity products includes charges for the cost of insurance, initiation and administration of the policy and surrender of the policy. Revenue from these products is recognized in the year assessed to the policyholder, except that any portion of an assessment that relates to services to be provided in future years is deferred and recognized over the period during which services are provided.

Concession income of the broker/dealer subsidiaries is recorded as earned and is presented in other revenue.

Communication Revenue, Film and Program Rights

Communications sales are presented net of agency and representative commissions. Film and program rights result from license agreements under which the Company has acquired rights to broadcast certain television program material and are stated at cost less amortization. The cost of rights acquired is recorded as an asset, and an offsetting liability is also recorded when the cost is known or reasonably determinable, and the program material has been accepted and made available for broadcast. Amortization is determined using both straight-line and accelerated methods based on the terms of the license agreements. Carrying amounts are regularly reviewed by management for indications of impairment and are adjusted when appropriate to estimated amounts recoverable from future broadcast of the applicable program material.

Recognition of Benefits and Expenses

Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, accident and health, disability and dental insurance products are recognized when incurred in a manner designed to match them with related premiums and spread income recognition over expected policy lives. For universal life-type and annuity products, benefits include interest credited to policyholders' accounts, which is recognized as it accrues.

Future Policy Benefits

Liabilities for future policy benefits on traditional life and disability insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and persistency. Estimates about future circumstances are based principally on historical experience and provide for possible adverse deviations.

Policyholder Contract Deposits

Policyholder contract deposits consist of policy values that accrue to holders of universal life-type contracts and annuities. The liability is determined using the retrospective deposit method and consists of policy values that accrue to the benefit of the policyholder, before deduction of surrender charges.

Policy and Contract Claims

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported, which is based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for claims incurred through the balance sheet date and the associated claims adjustment expenses.

Reinsurance Balances and Transactions

Reinsurance receivables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

Stock Based Compensation

The Company accounts for stock incentive awards in accordance with APB Opinion No. 25, *"Accounting for Stock Issued to Employees"*, and accordingly, recognizes no compensation expense for stock option awards to employees when the option price is not less than the market value of the stock at the date of award.

Income Taxes

The Company and most of its subsidiaries file a consolidated life/nonlife federal income tax return. Currently, JP Financial files a separate consolidated return with its respective subsidiaries. Deferred income taxes are recorded on the differences between the tax bases of assets and liabilities and the amounts at which they are reported in the consolidated financial statements. Recorded amounts are adjusted to reflect changes in income tax rates and other tax law provisions as they become enacted.

New Accounting Pronouncements

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "*Accounting for Derivative Instruments and for Hedging Activities*" and SFAS 138, "*Accounting for Certain Derivative Instruments and Certain Hedging Activities*" (collectively referred to as SFAS 133). SFAS 133 requires all derivatives to be recorded on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, changes in its fair value are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The adoption of SFAS 133 on January 1, 2001 resulted in a cumulative effect of an accounting change of $2 with related income tax expense of $1 being recognized as income in the accompanying consolidated statement of income. There was no cumulative effect recognized in other comprehensive income related to the Company's interest rate swaps, used as cash flow hedges, because these swaps were carried at fair value prior to adoption of SFAS 133. See Note 5 for a complete discussion of the Company's derivative instruments.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "*Business Combinations*" (SFAS 141) and Statement of Financial Accounting Standards No. 142, "*Goodwill and Other Intangible Assets*" (SFAS 142). SFAS 141 requires that all business combinations initiated after June 30, 2001, be accounted for under the purchase method of accounting and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Upon adoption, goodwill and certain other intangible assets will no longer be amortized. The Company will also be required to evaluate all existing goodwill and intangible assets with indefinite lives for impairment at least annually at the reporting unit level. The Company does not expect to incur significant impairment losses upon adoption of this accounting standard.

Based on current levels of amortization expense, the Company estimates that the elimination of goodwill expense and intangible expenses (primarily Federal Communication Commission Licenses) will positively impact net income by approximately $13 or approximately $0.08 per common share (diluted), on an annual basis.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "*Accounting for Asset Retirement Obligations*" (SFAS 143) which is effective for fiscal years beginning after June 15, 2002. The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. The Company will adopt SFAS 143 on January 1, 2003, and does not believe that the impact of adoption will have a significant impact on the Company's financial position or results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*" (SFAS 144) which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*", and APB Opinion No. 30, "*Reporting the Results of Operations*" for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company will adopt the Statement as of January 1, 2002 and it does not believe adoption of the Statement will have a significant impact on the Company's financial position or results of operations.

NOTE 3. INCOME PER SHARE OF COMMON STOCK

The following table sets forth the computation of earnings per share before cumulative effect of change in accounting principle and earnings per share assuming dilution before cumulative effect of change in accounting principle. On February 12, 2001, the Board authorized a three-for-two stock split which was effected as a 50% stock dividend distributed on April 9, 2001 to shareholders of record as of March 19, 2001 (see Note 10). All share and per share amounts have been restated to give retroactive effect to the stock split:

	Year Ended December 31,		
	2001	2000	1999
Numerator:			
Net income before dividends on Capital Securities and cumulative effect of change in accounting principle	$ 537	$ 537	$ 495
Dividends on Capital Securities	25	25	25
Numerator for net income per share and net income per share — assuming dilution — Net income available to common stockholders, before cumulative effect of change in accounting principle	$ 512	$ 512	$ 470
Denominator:			
Denominator for net income per share — weighted-average shares outstanding	151,914,983	154,575,633	157,725,164
Effect of dilutive securities:			
Employee, director, and agent stock options	1,496,187	1,345,802	1,623,460
Denominator for net income per share — assuming dilution — adjusted weighted-average shares outstanding	153,411,170	155,921,435	159,348,624
Net income per share, before cumulative effect of change in accounting principle	$ 3.37	$ 3.31	$ 2.97
Net income per share — assuming dilution, before cumulative effect of change in accounting principle	$ 3.33	$ 3.28	$ 2.95

NOTE 4. INVESTMENTS

Summary Cost and Fair Value Information

Aggregate amortized cost, aggregate fair value and gross unrealized gains and losses are as follows:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for sale carried at fair value				
U.S. Treasury obligations and direct obligations of U.S. Government agencies	$ 128	$ 12	$ —	$ 140
Federal agency issued mortgage backed securities (including collateralized mortgage obligations)	3,116	141	(3)	3,254
Obligations of states and political subdivisions	30	1	(1)	30
Corporate obligations	8,348	281	(285)	8,344
Corporate private-labeled mortgage backed securities (including collateralized mortgage obligations)	2,253	95	(18)	2,330
Redeemable preferred stocks	29	1	—	30
Subtotal, debt securities	13,904	531	(307)	14,128
Equity securities	29	483	(1)	511
Securities available for sale	$13,933	$1,014	$(308)	$14,639
Held to maturity carried at amortized cost				
Obligations of state and political subdivisions	$ 15	$ —	$ —	$ 15
Corporate obligations	3,324	100	(61)	3,363
Debt securities held to maturity	$ 3,339	$ 100	$ (61)	$ 3,378

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for sale carried at fair value				
U.S. Treasury obligations and direct obligations of U.S. Government agencies	$ 231	$ 11	$ —	$ 242
Federal agency issued mortgage backed securities (including collateralized mortgage obligations)	2,417	83	(8)	2,492
Obligations of states and political subdivisions	29	1	—	30
Corporate obligations	8,031	182	(258)	7,955
Corporate private-labeled mortgage backed securities (including collateralized mortgage obligations)	2,183	66	(19)	2,230
Redeemable preferred stocks	28	1	—	29
Subtotal, debt securities	12,919	344	(285)	12,978
Equity securities	64	489	(2)	551
Securities available for sale	$12,983	$ 833	$(287)	$13,529
Held to maturity carried at amortized cost				
Obligations of state and political subdivisions	$ 17	$ —	$ —	$ 17
Corporate obligations	3,113	58	(54)	3,117
Debt securities held to maturity	$ 3,130	$ 58	$ (54)	$ 3,134

Contractual Maturities

Aggregate amortized cost and aggregate fair value of debt securities as of December 31, 2001, according to contractual maturity date, are as indicated below. Actual future maturities will differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due the Company, with or without penalty.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 308	$ 309	$ 232	$ 236
Due after one year through five years	1,939	2,011	942	965
Due after five years through ten years	2,786	2,816	631	642
Due after ten years through twenty years	702	711	232	230
Due after twenty years	1,039	1,023	134	135
Amounts not due at a single maturity date	7,101	7,228	1,168	1,170
	13,875	14,098	3,339	3,378
Redeemable preferred stocks	29	30	—	—
	$13,904	$14,128	$3,339	$3,378

Investment Concentration, Risk and Impairment

Investments in debt and equity securities include 1,820 issuers, with one corporate issuer representing more than one percent of investments. Debt and equity securities include investments in Bank of America of $584 and $492 as of December 31, 2001 and 2000.

The Company's mortgage loan portfolio is comprised primarily of conventional real estate mortgages collateralized by retail (33%), industrial (19%), office (19%), apartment (17%), and hotel (12%) properties. Mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and conservative loan-to-value relationships. Approximately 33% of stated mortgage loan balances as of December 31, 2001 are due from borrowers in South Atlantic states and approximately 23% are due from borrowers in West South Central states. No other geographic region represents as much as 10% of December 31, 2001 mortgage loans.

At December 31, 2001 and 2000, the recorded investment in mortgage loans that are considered to be impaired was $81 and $52. Delinquent loans outstanding as of December 31, 2001 and 2000 totaled $0 and $0.6. The related allowance for credit losses on all mortgage loans was $29 at December 31, 2001 and December 31, 2000. The average recorded investment in impaired loans was $67, $57 and $64 during the years ended December 31, 2001, 2000 and 1999, on which interest income of $7, $3 and $6 was recognized on a cash basis.

The Company uses repurchase agreements to meet various cash requirements. At December 31, 2001 and 2000, the amounts held in debt securities available for sale pledged as collateral for these borrowings were $306 and $415.

Securities Lending

In its securities lending program, the Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. The market value of securities loaned and collateral received amounted to $248 and $258 at December 31, 2001 and $294 and $303 at December 31, 2000.

Changes in Net Unrealized Gains on Securities

Changes in amounts affecting net unrealized gains included in other comprehensive income, reduced by deferred income taxes, are as follows:

	Net Unrealized Gains (Losses)		
	Debt Securities	Equity Securities	Total
Net unrealized gains on securities available for sale as of December 31, 1998	$ 197	$ 531	$ 728
Change during year ended December 31, 1999:			
Decrease in stated amount of securities	(864)	(216)	(1,080)
Increase in value of business acquired and deferred policy acquisition costs	337	—	337
Decrease in carrying value of Exchangeable Securities (Note 8)	—	36	36
Decrease in deferred income tax liabilities	184	61	245
Decrease in net unrealized gains included in other comprehensive income	(343)	(119)	(462)
Net unrealized gains on securities available for sale as of December 31, 1999	(146)	412	266
Change during year ended December 31, 2000:			
Increase in stated amount of securities	460	(152)	308
Decrease in value of business acquired and deferred policy acquisition costs	(190)	—	(190)
Decrease in carrying value of Exchangeable Securities (Note 8)	—	4	4
Increase in deferred income tax liabilities	(95)	52	(43)
Increase in net unrealized gains included in other comprehensive income	175	(96)	79
Net unrealized gains on securities available for sale as of December 31, 2000	29	316	345
Change during year ended December 31, 2001:			
Increase in stated amount of securities	165	(5)	160
Decrease in value of business acquired and deferred policy acquisition costs	(48)	—	(48)
Decrease in carrying value of Exchangeable Securities (Note 8)	—	(11)	(11)
Increase in derivative financial instruments	6	—	6
Increase in deferred income tax liabilities	(40)	2	(38)
Increase in net unrealized gains included in other comprehensive income	83	(14)	69
Net unrealized gains on securities available for sale as of December 31, 2001	$ 112	$ 302	$ 414

Net Investment Income

The details of investment income, net of investment expenses, follow:

	Year Ended December 31,		
	2001	2000	1999
Interest on debt securities	$1,270	$1,202	$1,063
Investment income on equity securities	23	27	29
Interest on mortgage loans	234	212	179
Interest on policy loans	48	49	43
Other investment income	29	34	32
Gross investment income	1,604	1,524	1,346
Investment expenses	(71)	(94)	(74)
Net investment income	$1,533	$1,430	$1,272

Investment expenses include interest, salaries, expenses of maintaining and operating investment real estate, real estate depreciation and other allocated costs of investment management and administration.

Realized Gains and Losses

The details of realized investment gains (losses) follow:

	Year Ended December 31,		
	2001	2000	1999
Common stocks	$146	$120	$ 90
Real estate	1	1	11
Debt securities	(80)	(22)	(2)
Other	(2)	1	2
Amortization of deferred policy acquisition costs and value of business acquired	1	2	—
Realized investment gains	$ 66	$102	$101

Information about gross realized gains and losses on available for sale securities transactions follows:

	Year Ended December 31,		
	2001	2000	1999
Gross realized:			
Gains	$156	$266	$100
Losses	(75)	(23)	(21)
Net realized gains on available for sale securities	$ 81	$243	$ 79

Other Information

The Company sold certain securities that had been classified as held to maturity, due to significant declines in credit worthiness. The net carrying amounts of sold securities were $27, $17, and $7 for 2001, 2000, and 1999. The realized losses on the securities were $6, $4, and $0 for 2001, 2000, and 1999.

NOTE 5. DERIVATIVE FINANCIAL INSTRUMENTS

SFAS 133 requires companies to recognize all derivative instruments as either assets or liabilities in the balance sheet at fair value. The fair values of the Company's derivative instruments of $10 at December 31, 2001, are included in other investments in the accompanying balance sheet. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. The Company accounts for changes in fair values of derivatives that have no hedge designation or do not qualify for hedge accounting through current earnings during the period of the change. For derivatives that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction impacts earnings. The remaining gain or loss on these derivative instruments is recognized in current earnings during the period of the change. Effectiveness of the Company's hedge relationships is assessed and measured on a quarterly basis. The Company has no fair value hedges or hedges of net investments in foreign operations.

Cash Flow Hedging Strategy

The Company uses interest rate swaps to convert floating rate investments to fixed rate investments. Interest is exchanged periodically on the notional value, with the Company receiving the fixed rate and paying various short-term LIBOR rates on a net exchange basis. For the year ended December 31, 2001, the ineffective portion of the Company's cash flow hedging instruments, which is recognized in realized investment gains, was not significant. At December 31, 2001, the maximum term of interest rate swaps that hedge floating rate investments was eleven years.

For the year ended December 31, 2001, the Company recognized other comprehensive income related to cash flow hedges of $3.

For the year ended December 31, 2001, the Company did not reclassify any significant gains or losses into earnings as a result of the discontinuance of its cash flow hedges. Further, the Company does not expect to reclassify a significant amount of net gains (losses) on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

Other Derivatives

The Company acquired a $30 block of equity-indexed annuities as the result of its purchase of Guarantee. These contracts have an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500® index. The Company has historically managed this risk by purchasing call options that mirrored the interest credited to the contracts. These call options act as an economic hedge, as changes in their fair values are recognized in net investment income. For the year ended December 31, 2001, activity reflected in net investment income related to these options was not significant.

Certain swaps serve as economic hedges but do not qualify for hedge accounting under SFAS 133. These swaps are marked to market through realized gains. For the year ended December 31, 2001, the Company recognized realized investment gains of $1 related to these swaps.

The Company also invests in debt securities with embedded options, which are considered to be derivative instruments under SFAS 133. These derivatives are marked to market through realized investment gains, but had an insignificant effect for the year ended December 31, 2001.

Counterparties to derivative instruments expose the Company to credit risk in the event of non-performance. The Company limits this exposure by diversifying among counterparties with high credit ratings.

The Company's credit risk exposure on swaps is limited to the fair value of swap agreements that it has recorded as an asset. The Company does not expect any counterparty to fail to meet its obligation. Currently, non-performance by a counterparty would not have a material adverse effect on the Company's financial position or results of operations. The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of swap agreements and the related direct investments and credited interest on annuities.

NOTE 6. DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Deferred Policy Acquisition Costs

Information about deferred policy acquisition costs follows:

	Year Ended December 31,		
	2001	2000	1999
Beginning balance	$1,219	$1,091	$ 844
Deferral:			
Commissions	284	274	200
Other	100	80	63
	384	354	263
Amortization	(169)	(153)	(117)
Adjustment related to unrealized (gains) losses on debt securities available for sale	(24)	(75)	102
Adjustment related to realized losses (gains) on debt securities	—	2	(1)
Ending balance	$1,410	$1,219	$1,091

Value of Business Acquired

Information about value of business acquired follows:

	Year Ended December 31,		
	2001	2000	1999
Beginning balance	$740	$949	$568
Acquisitions	—	—	206
Deferral of commissions and accretion of interest	12	18	22
Amortization	(68)	(108)	(83)
Adjustment related to unrealized (gains) losses on debt securities available for sale	(25)	(115)	235
Adjustment related to realized losses on debt securities	1	—	1
Adjustment related to purchase accounting	—	(4)	—
Ending balance	$660	$740	$949

During 2000, the Company finalized its purchase accounting for the acquisition of Guarantee, resulting in an adjustment to decrease the value of business acquired by $4.

Expected approximate amortization percentages relating to the value of business acquired for the next five years are as follows:

Year	Amortization Percentage
2002	10.1%
2003	8.9%
2004	7.6%
2005	6.5%
2006	5.4%

NOTE 7. POLICY LIABILITIES INFORMATION

Interest Rate Assumptions

The liability for future policy benefits associated with ordinary life insurance policies has been determined using initial interest rate assumptions ranging from 2.0% to 11.5% and, when applicable, uniform grading over 10 to 30 years to ultimate rates ranging from 2.0% to 6.5%. Interest rate assumptions for weekly premium, monthly debit and term life insurance products generally fall within the same ranges as those pertaining to ordinary life insurance policies.

Credited interest rates for universal life-type products ranged from 4.0% to 7.5% in 2001, 4.1% to 6.7% in 2000 and 4.1% to 6.7% in 1999. The average credited interest rates for universal life-type products were 5.6% each of the last three years. For annuity products, credited interest rates generally ranged from 4.0% to 9.8% in 2001, 4.0% to 9.0% in 2000 and 4.0% to 9.5% in 1999.

Mortality and Withdrawal Assumptions

Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life insurance policies are based on historical company experience and vary by issue age, type of coverage and policy duration.

For immediate annuities issued prior to 1987, mortality assumptions are based on blends of the 1971 Individual Annuity Mortality Table and the 1969-71 U.S. Life Tables. For similar products issued between 1987 and 1999, mortality assumptions are based on blends of the 1983a and 1979-81 U.S. Life Tables. For similar products issued after 1999, mortality assumptions are based on the Annuity 2000 Mortality Table.

Accident and Health and Disability Insurance Liabilities Activity

Activity in the liabilities for accident and health and disability benefits, including reserves for future policy benefits and unpaid claims and claim adjustment expenses, is summarized below:

	2001	2000	1999
Balance as of January 1	$552	$524	$358
Less reinsurance recoverables	146	130	71
Net balance as of January 1	406	394	287
Acquisitions	—	—	143
Amount incurred:			
Current year	304	270	91
Prior years	(44)	(15)	(30)
	260	255	61
Less amount paid:			
Current year	174	148	33
Prior years	87	95	64
	261	243	97
Net balance as of December 31	405	406	394
Plus reinsurance recoverables	135	146	130
Balance as of December 31	$540	$552	$524
Balance as of December 31 included with:			
Future policy benefits	$498	$485	$456
Policy and contract claims	42	67	68
	$540	$552	$524

The Company uses conservative estimates for determining its liability for accident and health and disability benefits, which are based on historical claim payment patterns and attempt to provide for potential adverse changes in claim patterns and severity. Lower than anticipated claims resulted in adjustments to liabilities in each year.

NOTE 8. DEBT AND EXCHANGEABLE SECURITIES

Commercial Paper and Revolving Credit Borrowings

The Company has entered into a bank credit agreement for unsecured revolving credit, under which the Company has the option to borrow at various interest rates. The agreement is for $375 and expires in May 2002 and principally supports the issuance of commercial paper. The Company intends to replace the expiring bank credit agreement with a new agreement in May 2002. As of December 31, 2001, outstanding commercial paper had various maturities, with none in excess of 90 days. The Company can issue commercial paper with maturities of up to 270 days. In the event the Company is not able to remarket commercial paper at maturity, the Company has sufficient liquidity, consisting of the bank credit agreement, liquid assets, such as equity securities, and other resources to retire these obligations. The weighted-average interest rates for commercial paper borrowings outstanding of $297 and $405 at December 31, 2001 and 2000 were 3.72% and 6.51%.

Exchangeable Securities

The Mandatorily Exchangeable Debt Securities (MEDS) and Automatic Common Exchange Securities (ACES) are collectively referred to as Exchangeable Securities.

MEDS

In April and June 1997, the Company issued MEDS of $75 at 6.95% and $75 at 6.65%. The MEDS are based on BankAmerica common stock. Interest is payable quarterly. The MEDS represent senior indebtedness of the Corporation. The MEDS had principal amounts at issue of: 6.95% MEDS, $55.55 per security and 6.65% MEDS, $66.625 per security. Two weeks prior to, or at, maturity, the Company has the option of mandatorily exchanging the principal amount of the MEDS into either a number of shares of the common stock of BankAmerica (stock) determined based on an exchange rate reflecting the then trading price for the stock, or cash in an amount of equal value. Subject to adjustments to reflect dilution, the exchange rate is equal to (1) 0.8264 shares if the stock price is at least: 6.95% MEDS, $67.22 and 6.65% MEDS, $80.62, (2) a fractional share of the stock having a value equal to the principal amount if the price is more than the principal amount but less than the amount stated in (1), or (3) one share if the price is less than or equal to the principal amount.

Effective September 22, 1999, the 6.65% MEDS were renegotiated with the holder and provide for an interest rate of 3.325% and an additional cash payment per security at redemption or maturity equal to any shortfall in the stock price below $66.625 but not more than $11.125 per security. Similarly, effective December 22, 1999, the 6.95% MEDS were renegotiated to an interest rate of 3.475% with an additional cash payment per security equal to any shortfall in the stock price below $55.55 but not more than $9.2375 per security.

On January 10, 2002, the Company repaid the MEDS for $150 in cash, representing the original principal of the debt.

ACES

On January 21, 2000, the Company repaid the ACES for $146 in cash, plus accrued interest.

The Exchangeable Securities are carried at fair value. Changes in the carrying value, net of deferred income taxes, are recorded in other comprehensive income. At December 31, 2001 and 2000, the combined carrying value of the Exchangeable Securities was $150 and $139, based on the market value of BankAmerica stock. The value per share of BankAmerica stock was $62.95 and $45.88 as of year-end 2001 and 2000.

Interest

Interest expense totaled $44 for 2001, $67 for 2000 and $50 for 1999.

NOTE 9. CAPITAL SECURITIES

In January and March 1997, respectively, the Company privately placed $200 of 8.14% Capital Securities, Series A and $100 of 8.285% Capital Securities, Series B. The Capital Securities mature in the year 2046, but are redeemable prior to maturity at the option of the Company beginning January 15, 2007. The Capital Securities are supported by subordinated indebtedness of the Company.

NOTE 10. STOCKHOLDERS' EQUITY

Common Stock

Changes in the number of shares outstanding are as follows:

	Year Ended December 31,		
	2001	2000	1999
Shares outstanding, beginning	154,305,846	155,017,028	158,844,278
Shares issued under stock option plans	141,075	391,590	374,850
Shares reacquired	(4,440,339)	(1,102,772)	(4,202,100)
Shares outstanding, ending	150,006,582	154,305,846	155,017,028

On February 12, 2001, the Board authorized a three-for-two common stock split which became effective as a 50% stock dividend distributed on April 9, 2001 to shareholders of record as of March 19, 2001. The split-adjusted value of fractional shares was paid in cash. The par value of additional shares issued, which totaled $64, was reclassified from retained earnings to common stock. All share and per share information gives retroactive effect to the stock split.

Shareholders' Rights Plan

Under a shareholders' rights plan, one common share purchase right is attached to each share of the Company's common stock. The plan becomes operative in certain events involving an offer for or the acquisition of 15% or more of the Company's common stock by any person or group. Following such an event, each right, unless redeemed by the Company's Board, entitles the holder (other than the acquiring person or group) to purchase for an exercise price of $156.67 an amount of common stock of the Company (or in the discretion of the Board, preferred stock, debt securities, or cash), or in certain circumstances stock of the acquiring company, having a market value of twice the exercise price. Approximately 155 million shares of common stock are currently reserved for the amended rights plan. The rights expire on February 8, 2009 unless extended by the Board, and are redeemable by the Board at a price of 0.30 cents per right at any time before they become exercisable.

Preferred Stock

The Company has 20,000,000 shares of preferred stock authorized (none issued) with the par value, dividend rights and other terms to be fixed by the Board of Directors, subject to certain limitations on voting rights.

NOTE 11. STOCK INCENTIVE PLANS

Long Term Stock Incentive Plan

Under the Long Term Stock Incentive Plan, a Committee of disinterested directors may award nonqualified or incentive stock options and stock appreciation rights, and make grants of the Company's stock, to employees of the Company and to life insurance agents. Stock grants may be either restricted stock or unrestricted stock distributed upon the achievement of performance goals established by the Committee.

A total of 14,304,849 shares are available for issuance pursuant to outstanding or future awards as of December 31, 2001. The option price may not be less than the market value of the Company's common stock on the award date. Options are exercisable for periods determined by the Committee, not to exceed ten years from the award date, and vest immediately or over periods as determined by the Committee. Restricted and unrestricted stock grants are limited to 10% of the total shares reserved for the Plan. This plan will terminate as to further awards on May 3, 2009, unless earlier terminated by the Board.

Non-Employee Directors' Plan

Under the Non-Employee Directors' Stock Option Plan, 764,721 shares of the Company's common stock are reserved for issuance pursuant to outstanding or future awards as of December 31, 2001. Nonqualified stock options are automatically awarded, at market prices on specified award dates. The options vest over a period of one to three years, and terminate ten years from the date of award, but are subject to earlier vesting or termination under certain circumstances. This plan will terminate as to further awards on March 31, 2003.

Summary Stock Option Activity

Summarized information about the Company's stock option activity follows:

	2001		2000		1999	
	Options	Weighted-Average Exercise Price Per Share	Options	Weighted-Average Exercise Price Per Share	Options	Weighted-Average Exercise Price Per Share
Outstanding beginning of year	7,644,441	$31.32	6,847,190	$30.08	6,058,047	$26.19
Granted	2,222,163	46.39	1,329,225	35.96	1,330,464	46.12
Exercised	(132,948)	21.43	(386,091)	22.13	(334,734)	19.93
Forfeited	(241,267)	37.79	(145,883)	39.85	(206,587)	35.58
Outstanding end of year	9,492,389	$34.82	7,644,441	$31.32	6,847,190	$30.08
Exercisable at end of year	6,070,322	$30.82	5,337,104	$27.81	3,552,695	$22.39
Weighted-average fair value of options granted during the year	$ 11.27		$ 8.96		$ 10.88	

The following table summarizes certain stock option information at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$11.63 – $16.59	1,128,559	3.3	$15.10	1,128,559	$15.10
$20.78 – $25.72	1,818,401	5.5	24.80	1,818,401	24.80
$32.33 – $46.67	6,545,429	5.7	41.00	3,123,362	40.00
	9,492,389		$34.82	6,070,322	$30.82

Pro Forma Information

SFAS 123 requires the presentation of pro forma information as if the Company had accounted for its employee and director stock options granted after December 31, 1994 under the fair value method of that Statement. The fair value was estimated at grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999: risk-free interest rates of 5.2%, 6.7% and 5.2%; volatility factors of the expected market price of the Company's common stock of 0.22, 0.20 and 0.19; and a weighted-average expected life of the options of 8.1 years for 2001, 8.6 years for 2000 and 8.2 years for 1999. Dividends were assumed to increase by 10% annually.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not provide a reliable single measure of the fair value of the options.

The estimated fair value of the options under SFAS 123 is amortized to expense over the options' vesting period. The pro forma information follows:

	Year Ended December 31,		
	2001	2000	1999
Pro forma net income available to common stockholders	$ 502	$ 504	$ 462
Pro forma earnings per share available to common stockholders	$3.30	$3.26	$2.93
Pro forma earnings per share available to common stockholders — assuming dilution	$3.27	$3.23	$2.90

NOTE 12. STATUTORY FINANCIAL INFORMATION

The Company's life insurance subsidiaries prepare financial statements on the basis of statutory accounting practices (SAP) prescribed or permitted by the insurance departments of their states of domicile. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. None of the life insurance subsidiaries utilize permitted practices in the preparation of their statutory financial statements.

The principal differences between SAP and GAAP are (1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP, (2) the value of business acquired is not capitalized under SAP but is under GAAP, (3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, (4) the classification and carrying amounts of investments in certain securities are different under SAP than under GAAP, (5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, are different under SAP than under GAAP, (6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, are different under SAP than under GAAP, and (7) certain assets are not admitted for purposes of determining surplus under SAP.

Effective January 1, 2001, the NAIC revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The domiciliary states of the Company's insurance subsidiaries have adopted the provisions of the revised manual with certain exceptions. Codification has changed, to some extent, prescribed statutory accounting practices and resulted in changes to the accounting practices that the Company's insurance subsidiaries use to prepare their statutory basis financial statements. The effect of the adoption of Codification was to increase statutory surplus by $42, primarily through the addition of deferred income taxes.

A comparison of net income and statutory capital and surplus of the life insurance subsidiaries (excluding Guarantee for 1999) determined on the basis of SAP to net income and stockholder's equity of these life insurance subsidiaries (excluding Guarantee for 1999) on the basis of GAAP is as follows:

	2001	2000	1999
Statutory Accounting Practices			
Net income for the year ended December 31	$ 351	$ 561	$ 417
Statutory capital and surplus as of December 31	$1,548	$1,529	$1,696
Generally Accepted Accounting Principles			
Net income for the year ended December 31	$ 400	$ 577	$ 444
Stockholder's equity as of December 31	$3,720	$3,561	$3,149

At December 31, 1999, Guarantee had statutory capital and surplus of $157 and GAAP stockholder's equity of $426. Prior to its acquisition, Guarantee converted from a mutual form to a stock life company. In connection with that conversion, Guarantee agreed to segregate certain assets to provide for dividends on participating policies using dividend scales in effect at the time of the conversion, providing that the experience underlying such scales continued. The assets, including revenue therefrom, allocated to the participating policies will accrue solely to the benefit of those policies. The assets and liabilities relating to these participating policies amounted to $298 and $369 at December 31, 2001 and $295 and $372 at December 31, 2000. The excess of liabilities over the assets represents the total estimated future earnings expected to emerge from these participating policies.

Risk-Based Capital ("RBC") requirements promulgated by the NAIC require life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk and general business risk. As of December 31, 2001, the life insurance subsidiaries' adjusted capital and surplus exceeded their authorized control level RBC.

The insurance statutes of the states of domicile limit the amount of dividends that the life insurance subsidiaries may pay annually without first obtaining regulatory approval. Generally, the limitations are based on a combination of statutory net gain from operations for the preceding year, 10% of statutory surplus at the end of the preceding year, and dividends and distributions made within the preceding twelve months. Depending on the timing of payments, approximately $308 of dividends could be paid to the ultimate parent by the life insurance subsidiaries in 2002 without regulatory approval.

NOTE 13. INCOME TAXES

Income taxes reported are as follows:

	Year Ended December 31,		
	2001	2000	1999
Current expense	$222	$215	$212
Deferred expense	41	62	44
Cumulative effect of change in accounting for derivative instruments	1	—	—
Total income tax expense	$264	$277	$256

A reconciliation of the federal income tax rate to the Company's effective income tax rate follows:

	Year Ended December 31,		
	2001	2000	1999
Federal income tax rate	35.0%	35.0%	35.0%
Reconciling items:			
Tax exempt interest and dividends received deduction	(0.8)	(1.0)	(0.9)
Other decreases, net	(1.2)	—	—
Effective income tax rate	33.0%	34.0%	34.1%

The tax effects of temporary differences that result in significant deferred tax assets and deferred tax liabilities are as follows:

	December 31,	
	2001	2000
Deferred tax assets:		
Difference in policy liabilities	$380	$388
Obligation for postretirement benefits	6	6
Deferred compensation	25	26
Other deferred tax assets	87	123
Gross deferred tax assets	498	543
Deferred tax liabilities:		
Net unrealized gains on securities	221	183
Deferral of policy acquisition costs and value of business acquired	355	316
Deferred gain recognition for income tax purposes	16	16
Differences in investment bases	23	36
Depreciation differences	15	12
Other deferred tax liabilities	159	192
Gross deferred tax liabilities	789	755
Net deferred income tax liability	$291	$212

Federal income tax returns for all years through 1994 are closed. The Internal Revenue Service has examined tax years 1995 and 1996, and assessments totaling $15 have been proposed. The assessments pertain to issues related to timing differences between tax accounting and generally accepted accounting principles. The Company has contested the proposed assessments. Tax years 1997, 1998, 1999 and 2000 are currently under examination by the Internal Revenue Service, and no assessments have been proposed to date. In the opinion of management, recorded income tax liabilities adequately provide for these pending assessments as well as all remaining open years.

Under prior federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." The Company has approximately $107 of untaxed "Policyholders' Surplus" on which no payment of federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. No related deferred tax liability has been recognized for the potential tax, which would approximate $37.

NOTE 14. RETIREMENT BENEFIT PLANS

Pension Plans

The Company and its subsidiaries have defined benefit pension plans, which are funded through group annuity contracts with JP Life. The assets of the plans are those of the related contracts, and are primarily held in separate accounts of JP Life. Information regarding pension plans is as follows:

	Year Ended December 31, 2001	Year Ended December 31, 2000
Change in benefit obligation:		
Benefit obligation at beginning of year	$240	$265
Service cost	12	11
Interest cost	19	19
Actuarial gains	16	(35)
Benefits paid	(20)	(20)
Benefit obligation at end of year	267	240
Change in plan assets:		
Fair value of assets at beginning of year	385	392
Actual return on plan assets	(3)	15
Transfer in	(1)	(2)
Benefits paid	(20)	(20)
Fair value of assets at end of year	361	385
Funded status of the plans	94	145
Unrecognized net gain	(80)	(139)
Unrecognized transition net asset	(6)	(8)
Unrecognized prior service cost	4	5
Prepaid benefit cost	$ 12	$ 3

	Year Ended December 31, 2001	2000	1999
Weighted-average assumptions as of December 31:			
Discount rate	7.0%	7.5%	7.4%
Expected return on plan assets	8.0%	8.0%	8.0%
Rate of compensation increase	5.0%	5.5%	5.5%
Components of net periodic benefit cost:			
Service cost, benefits earned during the year	$ 12	$ 11	$ 9
Interest cost on projected benefit obligation	19	19	16
Expected return on plan assets	(30)	(27)	(22)
Net amortization and deferral	(5)	(6)	(3)
Benefit cost	$ (4)	$ (3)	$ —

Other Postretirement Benefit Plans

The Company sponsors contributory health care and life insurance benefit plans for eligible retired employees, qualifying retired agents and certain surviving spouses. The Company contributes to a welfare benefit trust from which future benefits will be paid. The Company accrues the cost of providing postretirement benefits other than pensions during the employees' active service period. The non-pension postretirement expense was $1 in 2001, 2000 and 1999.

Defined Contribution Plans

Defined contribution retirement plans cover most employees and full time agents. The Company matches a portion of participant contributions and makes profit sharing contributions to a fund that acquires and holds shares of the Company's common stock. Most plan assets are invested under a group variable annuity contract issued by JP Life. Expenses were $4, $3 and $1 during 2001, 2000 and 1999.

NOTE 15. REINSURANCE

The insurance subsidiaries attempt to reduce exposure to significant individual claims by reinsuring portions of certain individual life insurance policies and annuity contracts written. They reinsure the portion of an individual life insurance risk in excess of their retention, which ranges from $0.4 to $2.0 for various individual life and annuity products. They also attempt to reduce exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of accident and health insurance risks underwritten. They assume portions of the life and accident and health risks underwritten by certain other insurers on a limited basis, but amounts related to assumed reinsurance are not significant to the consolidated financial statements.

JPFIC reinsures 100% of the Periodic Payment Annuities (PPA), COLI and Affiliated credit insurance business written prior to 1995 with affiliates of Household International, Inc. on a coinsurance basis. Balances are settled monthly, and the reinsurers compensate JPFIC for administrative services related to the reinsured business. The amount due from reinsurers in the consolidated balance sheets includes $914 and $948 due from the Household affiliates at December 31, 2001 and 2000.

Assets related to the reinsured PPA and COLI business have been placed in irrevocable trusts formed to hold the assets for the benefit of JPFIC and are subject to investment guidelines which identify (1) the types and quality standards of securities in which new investments are permitted, (2) prohibited new investments, (3) individual credit exposure limits and (4) portfolio characteristics. Household has unconditionally and irrevocably guaranteed, as primary obligor, full payment and performance by its affiliated reinsurers. JPFIC has the right to terminate the PPA and COLI reinsurance agreements by recapture of the related assets and liabilities if Household does not take a required action under the guarantee agreements within 90 days of a triggering event. JPFIC has the option to terminate the PPA and COLI reinsurance agreements on the seventh anniversary of the acquisition, by recapturing the related assets and liabilities at an agreed-upon price or their then current fair values as independently determined.

As of December 31, 2001 and 2000, JPFIC had reinsurance recoverable of $81 and $84 from a single reinsurer, pursuant to a 50% coinsurance agreement. JPFIC and the reinsurer are joint and equal owners in $162 and $172 of securities and short-term investments as of December 31, 2001 and 2000, 50% of which is included in investments in the accompanying consolidated balance sheets.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the subsidiaries. The subsidiaries regularly evaluate the financial condition of their reinsurers and monitor concentrations of credit risk related to reinsurance activities. No credit losses have resulted from the reinsurance activities of the subsidiaries during the three years ended December 31, 2001.

The effects of reinsurance on total premiums and other considerations and total benefits are as follows:

	Year Ended December 31,		
	2001	2000	1999
Premiums and other considerations, before effect of reinsurance ceded	$1,601	$1,571	$1,070
Less premiums and other considerations ceded	177	206	167
Net premiums and other considerations	$1,424	$1,365	$ 903
Benefits, before reinsurance recoveries	$2,024	$1,922	$1,481
Less reinsurance recoveries	228	262	273
Net benefits	$1,796	$1,660	$1,208

NOTE 16. SEGMENT INFORMATION

The Company has five reportable segments, which are defined based on the nature of the products and services offered: Individual Products, Annuity and Investment Products (AIP), Benefit Partners, Communications, and Corporate and Other. The Benefit Partners segment was created in the first quarter of 2000, as a result of the acquisition of Guarantee. Amounts related to group non-medical products such as term life, disability and dental insurance that had been classified as Life Insurance Products in prior years have been reclassified to the Benefit Partners segment for 1999. The remaining amounts that had been classified as Life Insurance Products in prior years relate to individual life insurance products and have been renamed Individual Products for 1999. Within the Individual Products segment, the Company offers a wide array of individual life insurance products including variable life insurance. AIP offers both fixed and variable annuities, as well as other investment products. As mentioned above, Benefit Partners offers group non-medical products such as term life, disability and dental insurance to the employer marketplace. Various insurance and investment products are currently marketed to individuals and businesses in the United States. The Communications segment consists principally of radio and television broadcasting operations located in strategically selected markets in the Southeastern and Western United States, and sports program production. The Corporate and Other segment includes activities of the parent company and passive investment affiliates, surplus of the life insurance subsidiaries not allocated to other reportable segments including earnings thereon, financing expenses on Corporate debt and debt securities including Capital Securities, federal and state income taxes not otherwise allocated to other reportable segments, and all of the Company's realized gains and losses. Surplus is allocated to the Individual Products, AIP, and Benefit Partners reportable segments based on risk-based capital formulae which give consideration to asset/liability and general business risks, as well as the Company's strategies for managing those risks. Various distribution channels and/or product classes related to the Company's individual life, annuity and investment products and group insurance have been aggregated in the Individual Products, AIP, and Benefit Partners reporting segments.

The segments are managed separately because of the different products, distribution channels and marketing strategies each employs. The Company evaluates performance based on several factors, of which the primary financial measure is reportable segment results, which excludes realized gains and losses. The accounting policies of the business segments are the same as those described in Note 2. Substantially all revenue is derived from sales in the United States, and foreign assets are not material. The following table summarizes financial information of the reportable segments:

	December 31, 2001	December 31, 2000
Assets		
Individual Products	$16,115	$15,239
AIP	8,740	7,784
Benefit Partners	791	739
Communications	202	211
Corporate & other	3,148	3,348
Total assets	$28,996	$27,321

	Year Ended December 31, 2001	2000	1999
Revenues			
Individual Products	$1,721	$1,684	$1,468
AIP	647	629	511
Benefit Partners	602	537	164
Communications	195	206	200
Corporate & other	99	80	117
	3,264	3,136	2,460
Realized investment gains, before tax	66	102	101
Total revenues, before cumulative effect of change in accounting principle	$3,330	$3,238	$2,561
Total reportable segment results and reconciliation to net income available to common stockholders			
Individual Products	$ 295	$ 287	$ 242
AIP	75	78	67
Benefit Partners	44	33	25
Communications	34	41	38
Corporate & other	20	6	33
Total reportable segment results, before cumulative effect of change in accounting principle	468	445	405
Realized investment gains, net of tax	44	67	65
Net income available to common stockholders, before cumulative effect of change in accounting principle	512	512	470
Cumulative effect of change in accounting for derivative instruments, net of income taxes	1	—	—
Net income available to common stockholders	$ 513	$ 512	$ 470
Net investment income (expense)			
Individual Products	$ 877	$ 840	$ 736
AIP	530	482	419
Benefit Partners	55	51	30
Communications	(4)	(5)	(5)
Corporate & other	75	62	92
Total net investment income	$1,533	$1,430	$1,272

	Year Ended December 31,		
	2001	2000	1999
Amortization of deferred policy acquisition costs and value of business acquired			
Individual Products	$ 144	$158	$ 167
AIP	38	46	25
Benefit Partners	56	57	8
Amortization reflected in total reportable segment results	238	261	200
Amortization on realized investment gains	(1)	(2)	—
Amortization of deferred policy acquisition costs and value of business acquired	$ 237	$ 259	$ 200
Income tax expense (benefit)			
Individual Products	$ 158	$ 153	$ 128
AIP	41	42	36
Benefit Partners	24	18	13
Communications	22	27	25
Corporate & other	(4)	2	18
Total operating income tax expense	241	242	220
Income tax expense on realized investment gains	22	35	36
Total income tax expense	$ 263	$ 277	$ 256

The Company allocates depreciation expense to Individual Products, AIP and Benefit Partners, but the related fixed assets are contained in the Corporate and Other segment.

NOTE 17. OTHER COMPREHENSIVE INCOME

The components of other comprehensive income, along with related tax effects, are as follows:

	Unrealized Gains on Available-for-Sale Securities	Derivative Financial Instruments Gains/(Losses)	Total
Balance at December 31, 1998	$ 728	$—	$ 728
Unrealized holding losses arising during period, net of $221 tax benefit	(411)	—	(411)
Less: reclassification adjustment Gains realized in net income, net of $28 tax expense	51	—	51
Balance at December 31, 1999	266	—	266
Unrealized holding gains arising during period, net of $128 tax expense	237	—	237
Less: reclassification adjustment Gains realized in net income, net of $85 tax expense	158	—	158
Balance at December 31, 2000	345	—	345
Unrealized holding gains arising during period, net of $64 tax expense	118	—	118
Change in fair value of derivatives, net of $2 tax expense	—	4	4
Less: reclassification adjustment Gains realized in net income, net of $28 tax expense	53	—	53
Balance at December 31, 2001	$ 410	$ 4	$ 414

NOTE 18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and fair values of financial instruments as of December 31 are summarized as follows:

	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets				
Debt securities available for sale	$14,128	$14,128	$12,974	$12,974
Debt securities held to maturity	3,339	3,378	3,130	3,133
Equity securities available for sale	511	511	551	551
Mortgage loans	3,094	3,254	2,771	2,890
Policy loans	911	1,011	923	1,032
Derivative financial instruments	10	10	4	5
Financial Liabilities				
Annuity contract liabilities in accumulation phase	6,837	6,585	5,818	5,608
Commercial paper and revolving credit borrowings	297	297	405	405
Exchangeable Securities	150	150	139	124
Securities sold under repurchase agreements	292	292	397	397
Capital Securities	300	309	300	294

The fair values of cash, cash equivalents, balances due on account from agents, reinsurers and others, and accounts payable approximate their carrying amounts in the consolidated balance sheets due to their short-term maturity or availability. Assets and liabilities related to separate accounts are reported at fair value in the consolidated balance sheets.

The fair values of debt and equity securities and derivative financial instruments have been determined from nationally quoted market prices and by using values supplied by independent pricing services and discounted cash flow techniques.

The fair value of the mortgage loan portfolio has been estimated by discounting expected future cash flows using the interest rate currently offered for similar loans.

The fair value of policy loans outstanding for traditional life products has been estimated using a current risk-free interest rate applied to expected future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

Annuity contracts do not generally have defined maturities. Therefore, fair values of the liabilities under annuity contracts, the carrying amounts of which are included with policyholder contract deposits in the consolidated balance sheets, are estimated to equal the cash surrender values of the contracts.

The fair values of commercial paper and revolving credit borrowings approximate their carrying amounts due to their short-term nature. Similarly, the fair value of the liability for securities sold under repurchase agreements approximates its carrying amount, which includes accrued interest. With respect to the Exchangeable Securities, the fair value of the MEDS, which are not publicly traded, is estimated based on the value holders would have received had the MEDS been redeemable as of year-end based on the market price of BankAmerica stock.

The fair value of the Capital Securities was determined based on market quotes for the securities.

NOTE 19. COMMITMENTS AND CONTINGENT LIABILITIES

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt instruments for its investment portfolio in private placement transactions. The fair value of outstanding commitments to fund mortgage loans and to acquire debt securities in private placement transactions, which are not reflected in the consolidated balance sheet, approximates $51 at December 31, 2001.

The Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from three to five years. Neither annual rent nor future rental commitments are significant.

In connection with a previous acquisition, the Company acquired a closed block of business that was financed by a loan program collateralized by pledged mutual fund shares of the Company's policyholders. In late 1997, the acquired company entered into an agreement with an unaffiliated third party that provides for the initial and periodic purchase of the majority of its collateralized loans receivable. This agreement is renewable on an annual basis. If the agreement is not renewed, JP can issue debt to fund the amounts or terminate the entire program. The amount of loans outstanding at December 31, 2001 was $33. JP has no other off balance sheet arrangements of a financing nature.

JPCC has commitments for purchases of syndicated television programming and commitments on other contracts, and future sports programming rights as of December 31, 2001. The Company also has commitments to sell a portion of the sports programming rights to other entities, over the same period. They are as follows:

	Commitments	Revenues	Net
2002	$ 54	$ 41	$ 13
2003	52	28	24
2004	50	28	22
2005	47	26	21
2006	44	26	18
Thereafter	204	151	53
Total	$451	$300	$151

These commitments are not reflected as an asset or liability in the accompanying consolidated balance sheet because the programs are not currently available for use.

JP Life is a defendant in two separate proposed class action suits. The plaintiffs' fundamental claim in the first suit is that policy illustrations were misleading to consumers. Management believes that the policy illustrations made appropriate disclosures and were not misleading. The second suit alleges that a predecessor company, Pilot Life, decades ago unfairly discriminated in the sale of certain small face amount life insurance policies, and unreasonably priced these policies. In both cases, the plaintiffs seek unspecified compensatory and punitive damages, costs and equitable relief. While management is unable to estimate the probability or range of any possible loss in either or both of these cases, management believes that the subsidiary's practices have complied with state insurance laws and intends to vigorously defend the claims asserted. Accordingly, only the costs of defense have been recorded.

In the normal course of business, the Company and its subsidiaries are involved in various lawsuits, including several proposed class action suits in addition to those noted above. Because of the considerable uncertainties that exist, the Company cannot predict the outcome of pending or future litigation. However, management believes that the resolution of pending legal proceedings will not have a material adverse effect on the Company's financial position or liquidity, although it could have a material adverse effect on the results of operations for a specific period.

Jefferson-Pilot Corporation • Greensboro, North Carolina

JEFFERSON PILOT
FINANCIAL